2005 Year-end and Fourth Quarter Results

Management’s discussion and analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and year ended December 31, 2005 compared to the quarter and year ended December 31, 2004 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 10, 2006.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian crude oil and natural gas production and exploitation (“COGP”), United States crude oil and natural gas production and exploitation, (“USOGP”) and midstream services and marketing (“Midstream”). Provident’s “COGP” business produces crude oil and natural gas from five core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in the Los Angeles and Santa Maria basins in California and in Wyoming. The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater, Empress, and Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Forward-looking statements

Certain statements included in this analysis constitute forward-looking statements under applicable securities legislation. These statements relate to future events or Provident’s future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking statements or information in this analysis include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. These statements are only predictions. Actual events or results may differ materially. In addition, this analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. In addition to other assumptions identified in this analysis, assumptions in respect of forward-looking statements have been made regarding, among other things:

o	Provident’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
o	Provident’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
o	the sustainability and growth of production and reserves through prudent management and acquisitions;
o	the emergence of accretive growth opportunities;
o	the ability to achieve a consistent level of monthly cash distributions;
o	the impact of Canadian governmental regulation on Provident;
o	the existence, operation and strategy of the commodity price risk management program;
o	the approximate and maximum amount of forward sales and hedging to be employed;
o	the changes in oil and natural gas prices and the impact on such changes on cash flow after hedging;
o	the level of capital expenditures devoted to development activity rather than exploration;
o	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
o	the use of development activity and acquisitions to replace and add to reserves;
o	the quantity of oil and natural gas reserves and oil and natural gas production levels;
o	currency, exchange and interest rates;
o	the performance characteristics of Provident's natural gas midstream, NGL processing and marketing business;
o	the growth opportunities associated with the natural gas midstream, NGL processing and marketing business; and
o	the nature of contractual arrangements with third parties in respect of Provident's natural gas midstream, NGL processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Provident can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust, Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this analysis include, but are not limited to:

o	general economic conditions in Canada, the United States and globally;
o
industry conditions, including fluctuations in the price of crude oil, natural gas and natural gas liquids and conditions associated with the natural gas midstream, NGL processing and marketing business;

o	uncertainties associated with estimating reserves;
o	royalties payable in respect of oil and gas production;
o	governmental regulation of the oil and gas industry, including income tax and environmental regulation;
o	fluctuation in foreign exchange or interest rates;
o	stock market volatility and market valuations;
o	the impact of environmental events;
o	the need to obtain required approvals from regulatory authorities;
o	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
o	failure to obtain industry partner and other third party consents and approvals, when required; and
o	third party performance of obligations under contractual arrangements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this analysis are expressly qualified by this cautionary statement. Subject to Provident’s obligations under applicable securities laws, Provident is not under any duty to update any of the forward-looking statements after the date of this analysis to conform such statements to actual results or to changes in Provident’s expectations.

Consolidated financial highlights

	Quarter ended December 31,			Year ended December 31,
($ 000s except per unit data)
	2005	2004 (1)	% Change	2005	2004 (1)	% Change

Revenue (net of royalties and financial derivative instruments)	$442,687	$369,435	20	$1,360,274	$1,109,857	23

Cash flow from COGP operations	$51,992	$30,273	72	$185,129	$121,144	53
Cash flow from USOGP operations	16,014	11,525	39	59,821	21,458	179
Cash flow from midstream services and marketing	28,292	16,573	71	66,238	42,644	55
Total cash flow from operations	$96,298	$58,371	65	$311,188	$185,246	68
Per weighted average unit - basic (2)	$0.57	$0.41	39	$1.95	$1.63	20
Per weighted average unit - diluted (3)	$0.51	$0.40	28	$1.95	$1.63	20
Declared distributions to unitholders	$62,646	$52,064	20	$230,714	$164,628	40
Per unit (2)	$0.36	$0.36	-	$1.44	$1.44	-
Percent of cash flow from operations paid out as declared distributions	65%	89%	(27)	74%	89%	(17)
Net income	$54,501	$38,314	42	$96,926	$21,225	357
Per weighted average unit - basic (2)	$0.32	$0.27	19	$0.61	$0.19	221
Per weighted average unit - diluted (3)	$0.32	$0.27	19	$0.61	$0.19	221
Capital expenditures	$51,011	$26,471	93	$156,499	$76,321	105
Midstream NGL acquisition	$772,303	-	-	$772,303	-	-
Nautilus acquisition	$-	$-	-	$91,420	$-	-
Property acquisitions	$(94)	$64,036	(100)	$586	$72,745	(99)
Property dispositions	$461	$6,603	(93)	$45,100	$13,717	229
Weighted average trust units outstanding (000s)
- Basic(2)	169,609	141,273	20	159,316	113,310	41
- Diluted(3)	188,036	144,922	30	159,686	113,489	41

	As at December 31,
($ 000s)	2005	2004	% Change

Long-term debt	$884,604	$432,206	105

Unitholders’ equity	$1,404,826	$1,009,048	39

(1) Restated for the impact of the retroactive implementation of the change in accounting policies for exchangeable securities - non-controlling interest - see note 3
(2) Excludes exchangeable shares
(3) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

Operational highlights

	Quarter ended December 31,			Year Ended December 31,
(000s except per unit amounts)
COGP and USOGP combined	2005	2004	% Change	2005	2004	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	14,051	14,012	-	14,979	10,146	48
Heavy oil (bpd)	3,195	6,536	(51)	4,358	6,608	(34)
Natural gas liquids (bpd)	1,653	1,770	(7)	1,596	1,494	7
Natural gas (mcfpd)	73,363	87,339	(16)	77,095	77,022	-
Oil equivalent (boed)(1)	31,126	36,874	(16)	33,782	31,085	9
Average selling price (before hedges)
Light/medium crude oil ($/bbl)	$55.31	$45.83	21	$54.69	$45.01	22
Heavy oil ($/bbl)	$28.62	$25.33	13	$31.33	$28.72	9
Corporate oil blend ($/bbl)	$50.36	$39.31	28	$49.43	$38.59	28
Natural gas liquids ($/bbl)	$49.44	$42.80	16	$49.09	$40.68	21
Natural gas ($/mcf)	$11.44	$6.56	74	$8.43	$6.60	28
Oil equivalent ($/boe)(1)	$57.50	$39.50	46	$49.86	$39.12	27
Field netback (before hedges) ($/boe)	$34.63	$22.33	55	$29.97	$22.18	35
Field netback (including hedges) ($/boe)	$28.33	$16.58	71	$24.73	$16.31	52

Midstream services and marketing
Managed volumes (bpd)	77,100	52,870	46	64,740	57,484	13
EBITDA (000s)(2)	$29,566	$17,957	65	$70,689	$50,085	41
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest , taxes, depletion, depreciation, accretion and other non-cash items.

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter 2005 results compared to the fourth quarter of 2004. Definitions of terms used in this section, as appropriate, are defined in the year over year section of the Management’s Discussion and Analysis following later in this press release.

Consolidated cash flow from operations and cash distributions

	Three months ended December 31,
($ 000s, except per unit data)	2005	2004	% Change
Revenue, Cash Flow and Distributions
Revenue (net of royalties and financial derivative instruments)	$442,687	$369,435	20
Cash flow from operations before changes in working capital and site restoration	$96,298	$58,371	65
Per weighted average unit - basic (1)	$0.57	$0.41	39
Per weighted average unit - diluted (2)	$0.51	$0.40	28
Declared distributions	$62,646	$52,064	20
Per Unit (1)	0.36	0.36	-
Percent of cash flow distributed	65%	89%	(27)
(1) Excludes exchangeable shares
(2) Includes the dilutive impact of unit options, exchangeable shares and convertible debentures.

Fourth quarter 2005 cash flow was $96.3 million, 65 percent above the $58.4 million of cash flow recorded in the fourth quarter of 2004. COGP 2005 fourth quarter cash flow was $52.0 million, 72 percent above the $30.3 million recorded in the comparable 2004 quarter. The main drivers for the COGP increase were the 27 percent increase in realized crude oil and natural gas liquids prices and the 75 percent increase in realized natural gas prices partially offset by the 26 percent reduction in production that reflects the 2,100 boed September 2005 property disposition and production declines partially offset by incremental production added through capital expenditures. The Midstream business unit added $28.3 million to fourth quarter 2005 cash flow, 71 percent above the $16.6 million recorded in the comparable 2004 quarter. About half of this increase is attributable to the Midstream NGL Acquisition, with the remainder the result of increased product premiums in 2005 over 2004. Cash flow from operations in USOGP increased 39 percent to $16.0 million driven by a 51 percent increase in production volumes compared to cash flow of $11.5 million in the comparable 2004 quarter.

Declared distributions in the fourth quarter of 2005 totaled $62.6 million, 65 percent of cash flow from operations. This compares to $52.1 million of declared distributions in 2004, 89 percent of cash flow from operations.

Net Income

	Three months ended December 31,
($ 000s, except per unit data)	2005	2004 (3)	% Change
		(Restated)
Net income (loss)	$54,501	$38,314	42
Per weighted average unit - basic(1)	0.32	0.27	19
Per weighted average unit - diluted(2)	0.32	0.27	19
(1) Based on weighted average number of trust units outstanding
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.
(3) Restated - note 3

Net income for the fourth quarter of 2005 increased 42 percent to $54.5 million compared to a $38.3 million of net income in the comparable 2004 quarter. The fourth quarter earnings reflect the impact of higher commodity prices in COGP, higher production in USOGP as well as significant income generated from the Midstream business unit.

The COGP business segment contributed $34.9 million of net income, $8.8 million above 2004 fourth quarter income of $26.1 million. The increase in the fourth quarter of 2005 reflects increased EBITDA due to higher crude oil and natural gas prices, partially offset by natural production declines and an increased future income tax charge of $5.0 million compared to a $12.6 million recovery in the fourth quarter of 2004.

The Midstream unit contributed $24.1 million of net income in the fourth quarter of 2005, as compared to the $10.8 million of net income in the fourth quarter of 2004. The increase reflects higher product premiums in 2005 and the impact of the Midstream NGL Acquisition.

USOGP incurred a net loss of $4.5 million in the fourth quarter of 2005 with a comparative net income of $1.4 million for 2004. The decrease in the fourth quarter of 2005 reflects an increased future income tax charge of $18.3 million, which more than offsets higher pre-tax income due to an increase in production resulting from the acquisition of the Nautilus properties combined with unrealized gains on financial derivatives in the fourth quarter of 2005.

Comparative figures for fourth quarter 2004 net income have been restated to reflect the retroactive application of changes in accounting policy for exchangeable shares - non-controlling interest that resulted in a reduction to net income of $0.9 million.

Taxes

	Three months ended December 31,
($ 000s)	2005	2004	% Change
Capital taxes	$1,103	$2,547	(57)
Current and withholding taxes (recovery)	(1,296)	664	(295)
Future income tax expense (recovery)	23,327	(10,000)	333
	$23,134	$(6,789)	441

Capital taxes in the fourth quarter totaled $1.1 million, a decrease of $1.4 million from the $2.5 million recorded in the fourth quarter of 2004. The decrease reflects an adjustment for the legislated phase-out of the large corporations tax, netted against the increase in the Saskatchewan resource surcharge that is sensitive to crude oil prices.

The current and withholding tax recovery is $1.3 million in the fourth quarter of 2005 with a comparative expense of $0.7 million in the fourth quarter of 2004. These taxes arise from Provident’s U.S. based operations. The recovery in the quarter was due to the immediate deductibility of capital expenditures for income tax purposes of drilling expenditures incurred in the quarter.

The 2005 fourth quarter future tax expense of $23.3 million compares to a $10.0 million future tax recovery in the fourth quarter of 2004. The future tax expense in the fourth quarter of 2005 resulted from changes to estimated tax pools in both Canada and the U.S.A., partially offset by increases in estimated royalty and interest charges by the Trust to subsidiaries which reduced estimated tax pool claims.

Reconciliation of non-GAAP measure
The Trust calculates earnings before interest, taxes, depletion, depreciation and accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income before taxes and non-controlling interests follows:

	Three months ended December 31,
EBITDA Reconciliation
($ 000s)	2005	2004
EBITDA	$103,542	$68,455
Adjusted for:
Interest and non-cash expenses excluding unrealized gain on financial instruments	(56,828)	(60,921)
Unrealized gain on financial instruments	31,943	25,083
Income before taxes and non-controlling interests	$78,657	$32,617

Interest Expense

	Three months ended December 31,
($ 000s)	2005	2004	% Change

Interest on bank debt	$4,100	$3,365	22
Interest on debentures	3,651	3,981	(8)
Total cash interest	7,751	7,346	6

Non -cash accretion expense - convertible debentures	(752)	(1,165)	(35)
Total interest including accretion on convertible debentures	$6,999	$6,181	13

Cash interest expense increased for the quarter as compared to the same quarter in 2004 due to the increase in the overall size of Provident, with commensurate increases in debt levels.

Commodity Price Risk Management Program (CPRMP)

The Trust continues to execute a commodity price risk management program that is designed to limit the Trust’s exposure to downturns in commodity prices and to protect monthly cash distributions. Our hedging strategy uses structures that provide a floor price while allowing upside participation in a rising price market.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions to counterparties with investment grade credit ratings and obtaining financial guarantees from certain counterparties.

Activity in the Fourth Quarter:

The following is a summary of the net cash flow to settle Commodity contracts during the fourth quarter of 2005. For comparative purposes, the 2004 amounts are also summarized.

a) Crude oil

For the quarter ending December 31, 2005, Provident paid $16.5 million to settle various oil market based contracts on an aggregate volume of 0.6 million barrels. For comparison, during the quarter ending December 31, 2004, Provident paid $16.5 million to settle various oil market based contracts on an aggregate volume of 1.4 million barrels. As at December 31, 2005 the estimated value of contracts in place if settled at December 31 market prices would have resulted in an opportunity cost of $7.1 million (2004 - $25.2 million).

b) Natural Gas

For the quarter ending December 31, 2005, Provident paid $4.1 million to settle various natural gas market based contracts on an aggregate volume of 1.5 million gj’s. For comparison, during the quarter ending December 31, 2004, Provident paid $2.0 million to settle various natural gas market based contracts on an aggregate volume of 8.4 million gj’s. As at December 31, 2005 the estimated value of contracts in place if settled at December 31 market prices would have resulted in an opportunity cost of $6.5 million (2004 - opportunity gain of $0.3 million).

c) Midstream

For the quarter ending December 31, 2005 Provident paid $1.7 million (2004 - $0.3 million gain) on midstream margin stabilization hedging activities. As at December 31, 2005 the estimated value of contracts in place settled at December 31 market prices would have resulted in an opportunity cost of $0.4 million (2004 - opportunity gain of $0.2 million).

d) Foreign exchange contracts

As at December 31, 2005 the estimated value of contracts in place settled at December 31 foreign exchange rates would have resulted in an opportunity cost of $ 0.1 million (2004 - opportunity gain of $0.2 million). The foreign exchange gains have been included as a component of foreign exchange gain and other and allocated to their respective business segments.

Provident’s Commodity Price Risk Management Program is also discussed in the year over year section of Management’s Discussion and Analysis and in Note 17 to the consolidated financial statements.

COGP segment review

Crude Oil Price

The following prices are net of transportation expense.

COGP	Three months ended December 31,
($ per bbl)	2005	2004	% Change

WTI (US$)	$60.02	$48.27	24
Exchange rate (from US$ to Cdn$)	$1.17	$1.21	(3)
WTI expressed in Cdn$	$70.22	$58.41	20
Corporate realized crude oil and natural gas liquids price before hedging (Cdn$)	$45.44	$35.86	27
Corporate realized light/medium oil price before hedging (Cdn$)	$52.28	$42.00	24
Corporate realized heavy oil price before hedging (Cdn$)	$28.62	$25.33	13
Corporate realized natural gas liquids price before hedging (Cdn)	$49.62	$42.66	16

In the fourth quarter of 2005 COGP’s realized oil and natural gas liquids price, prior to the impact of hedging, increased by 27 percent to $45.44 per barrel compared to $35.86 in the fourth quarter of 2004. The 2005 increase related to a higher US$ WTI crude oil price and lower conventional heavy oil volumes as a percentage of total mix, partially offset by a stronger Canadian dollar and wider differentials on heavy oil pricing relative to WTI.

Natural gas price

The following prices are net of transportation expense.
COGP
	Three months ended December 31,
($ per mcf)	2005	2004	% Change

AECO (Cdn$) per mcf	$11.67	$7.07	65
Gas revenue per mcf before hedging (Cdn$)	$11.40	$6.53	75

COGP’s fourth quarter 2005 realized natural gas price, prior to the impact of hedging, increased 75 percent as compared to the fourth quarter of 2004, higher than the increase in the benchmark AECO index price of 65 percent. Provident markets to aggregators and sells to the spot market on monthly or daily indices and receives prices which take into account heat content. Provident’s realized prices and changes in prices are therefore different than benchmark indices.

Production

	Three months ended December 31,
COGP
	2005	2004	% Change
Daily production
Crude oil - Light/Medium (bpd)	6,866	9,281	(26)
- Heavy (bpd)	3,195	6,536	(51)
Natural gas liquids (bpd)	1,617	1,746	(7)
Natural gas (mcfd)	71,168	85,803	(17)
Oil equivalent (boed) (1)	23,539	31,864	(26)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production decreased 26 percent to 23,539 boed during the fourth quarter of 2005 as compared to 31,864 boed in 2004. The decrease reflects the September 29, 2005 disposition of various non-core properties that averaged approximately 2,100 boed and the natural production declines including higher than expected declines in heavy oil partially offset by drilling and optimization activities. Production declines in COGP’s heavy oil areas in excess of what was expected were mainly attributable to one field with declines in the other fields consistent with similar type of properties. Provident’s production risk is mitigated by not having any single property providing greater than 10 percent of its total production.

Production for the fourth quarter of 2005 was weighted 50 percent natural gas, 36 percent medium/light crude oil and natural gas liquids and 14 percent heavy oil. This compared to fourth quarter 2004 production weighted 45 percent natural gas, 35 percent medium/light oil and natural gas liquids and 21 percent heavy oil. Quarter-over-quarter, the change in mix reflects increased capital spending on natural gas opportunities, natural production declines and the 2,100 boed September 2005 property disposition that included approximately 1,010 boed of heavy oil, which typically has a lower netback than the other commodities.

COGP’s production summarized by core areas is as follows:

COGP
Three months ended December 31, 2005	West Central Alberta	Southern Alberta	Southern Saskatchewan	Lloydminister	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,057	2,541	2,063	1,204	1	6,866
- Heavy (bpd)	-	-	-	3,195	-	3,195
Natural gas liquids (bpd)	1,418	179	1	19	-	1,617
Natural gas (mcfd)	38,343	22,722	9,112	978	13	71,168
Oil equivalent (boed) (1)	8,865	6,507	3,583	4,581	3	23,539

COGP
Three months ended December 31, 2004	West Central Alberta	Southern Alberta	Southern Saskatchewan	Lloydminister	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,395	3,069	3,012	1,787	18	9,281
- Heavy (bpd)	-	-	-	6,536	-	6,536
Natural gas liquids (bpd)	1,576	142	-	22	6	1,746
Natural gas (mcfd)	47,705	27,967	4,314	5,030	787	85,803
Oil equivalent (boed) (1)	10,922	7,872	3,731	9,184	155	31,864
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Internal development activities included 40.7 net wells drilled during the quarter ended December 31, 2005. Provident’s most active area, southern Saskatchewan realized 24.1 net wells drilled focused on a shallow gas-drilling program that will realize production and reserve adds for several years. Poor weather conditions in south Saskatchewan delayed tie-in operations at the beginning of the third quarter of 2005 so these wells continued to be brought on production in the fourth quarter of 2005. Provident’s other core areas remain active with additional activity in southern Alberta where Provident is actively drilling in shallow gas wells and in Lloydminster where Provident is drilling low risk heavy oil wells. In West Central Alberta, Provident continues with its strategy of farming out high risk exploration land to generate cash flow with minimal or no capital outlay.

Revenue and royalties

Revenue figures are presented net of transportation expense.

COGP
	Three months ended December 31,
($ 000s except per boe and mcf data)	2005	2004	% Change

Oil
Revenue	$41,440	$50,282	(18)
Realized loss on non-hedging derivative instruments	(11,651)	(16,511)	(29)
Royalties (net of ARTC)	(8,969)	(10,230)	(12)
Net revenue	$20,820	$23,541	(12)
Net revenue (per barrel)	$22.49	$16.18	39
Royalties as a percentage of revenue	21.6%	20.3%

Natural gas
Revenue	$74,623	$51,637	45
Realized loss on non-hedging derivative instruments	(1,521)	(2,001)	(24)
Royalties (net of ARTC)	(15,503)	(11,107)	40
Net revenue	$57,599	$38,529	49
Net revenue (per mcf)	$8.80	$4.95	78
Royalties as a percentage of revenue	20.8%	21.5%

Natural gas liquids
Revenue	$7,382	$6,852	8
Royalties	(2,013)	(1,464)	38
Net revenue	$5,369	$5,388	-
Net revenue (per barrel)	$36.09	$33.54	8
Royalties as a percentage of revenue	27.3%	21.4%

Total
Revenue	$123,445	$108,771	13
Realized loss on non-hedging derivative instruments	(13,172)	(18,512)	(29)
Royalties (net of ARTC)	(26,485)	(22,801)	16
Net revenue	$83,788	$67,458	24
Net revenue per boe	$38.69	$23.01	68
Royalties as a percentage of revenue	21.5%	21.0%

Quarter-over-quarter, 2005 COGP production revenue was $123.4 million, an increase of 13 percent from $108.8 million in 2004. The increase in revenue is a result of a 27 percent increase in Provident’s realized crude oil and natural gas liquids price and a 75 percent increase Provident’s realized natural gas prices offset by lower production. Total royalties as a percentage of revenue remained relatively constant at 21-22 percent. The preceding factors, as well as the decrease in opportunity cost of hedging activities, account for net revenue of $83.8 million in the fourth quarter of 2005, 24 percent above the $67.5 million recorded in the fourth quarter of 2004. Net revenue per boe in the fourth quarter of 2005 was $38.69 per boe, an increase of 68 percent from $23.01 per boe in the fourth quarter of 2004. The increase is a result of an increase in natural gas production to 50 percent of total mix combined with the increase in realized prices.

Production expenses

COGP	Three months ended December 31,
($ 000s, except per boe data)	2005	2004	% Change

Production expenses	$23,437	$26,431	(11)
Production expenses (per boe)	$10.82	$9.02	20

Fourth quarter 2005 production expenses decreased 11 percent to $23.4 million from $26.4 million in the comparable 2004 quarter due to lower production volumes. On a boe basis quarter over quarter production expenses have risen to $10.82 per boe, a 20 percent increase from $9.02 per boe in the comparable 2004 quarter. Cost increases in power and fuel, chemicals, well servicing, maintenance and fluid hauling reflect higher commodities prices and labour costs and combined with the lower production volumes result in higher operating costs per boe.

Operating netback

COGP	Three months ended December 31,
($ per boe)	2005	2004	% Change
COGP oil equivalent netback per boe
Gross production revenue	$57.00	$37.10	54
Royalties (net of ARTC)	(12.23)	(7.78)	57
Operating costs	(10.82)	(9.02)	20
Field operating netback	$33.95	$20.30	67
Realized loss on non-hedging derivative instruments	(6.08)	(6.31)	(4)
Operating netback after non-hedging derivative instruments	$27.87	$13.99	99

COGP operating netbacks have transportation expense netted against gross production revenue.

The fourth quarter 2005 field operating netback of $33.95 per boe was 67 percent above the $20.30 per boe in the comparable quarter in 2004. This reflects COGP’s higher realized prices for both natural gas and crude oil and natural gas liquids. These prices combined with a shift in COGP’s production mix to include more high netback natural gas and less low netback heavy oil results in a significant improvement in the field operating netback. Reflected in the shift in the production mix is the September 2005 disposition of 2,100 boed of low netback non-core properties. Royalties, which are price sensitive, increased by 57 percent on a boe basis reflecting the higher prices, prior to the impact of hedging. The fourth quarter 2005 operating netback after hedging increased by 99 percent to $27.87 from $13.99 reflecting the explanation above as well as lower 2005 fourth quarter hedging opportunity costs of $6.08 per boe compared to $6.31 in the comparable quarter in 2004.

General and administrative

The following table does not incorporate the COGP portion of non-cash unit based compensation expenses associated with Provident’s unit option plan and restricted and performance unit plan. Fourth quarter non-cash unit based compensation expenses for COGP totaled $1.9 million compared to $0.2 million recovery in the comparable period.

COGP	Three months ended December 31,
($ 000s, except per boe data)	2005	2004	% Change

Cash general and administrative	$3,727	$3,918	(5)
Cash general and administrative per boe	$1.72	$1.34	28

Cash general and administrative expenses for COGP in the fourth quarter decreased 5 percent to $3.7 million from $3.9 million recorded in the 2004 comparable quarter. On a boe basis the cash general and administrative expenses recorded in fourth quarter 2005 increased 28 percent to $1.72 from $1.34 in the fourth quarter of 2004. The increase in general and administrative expenses reflects additional costs associated with a more competitive landscape affecting the cost of hiring and compensating employees and consultants, as well as increases in rent, insurance and compliance and reporting costs.

COGP operations are capable of absorbing additional production, particularly in existing core areas, with little impact on general and administrative expenses. 2006 costs per boe are forecasted to increase as a result of further increases in costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U.S. Sarbanes-Oxley Act) and a more competitive landscape impacting the cost of hiring and compensating employees.

Capital expenditures

COGP
	Three months ended December 31,
($ 000s)	2005	2004

West central and southern Alberta	$7,259	$8,413
Southeast and southwest Saskatchewan	11,931	8,201
Lloydminster	2,497	4,799
Office and other	(13)	185
Total additions	$21,674	$21,598
Property acquisitions	(94)	413
Property dispositions	$461	$6,603

In the fourth quarter of 2005, Provident’s COGP business unit spent $21.7 million on capital expenditures. In the southeast and southwest Saskatchewan core areas $11.9 million was spent on shallow gas drilling and carrying out several recompletions ($6.6 million). Facility work ($5.3 million) in the area focused on infrastructure to tie-in future shallow gas production in southwest Saskatchewan. In southern Alberta $5.0 million was spent on drilling activities and recompletions ($3.3 million) and facility upgrades ($1.6 million). In the Lloydminster core area $2.5 million was spent primarily on drilling ($1.5 million) and facility work ($0.9 million) and in West central Alberta $2.3 million was spent largely on non-operated drilling ($0.6 million) and facility work ($1.6 million).

Provident’s COGP business unit spent $21.6 million in the fourth quarter of 2004 on various drilling, re-completing, optimization and facility projects.

Depletion, depreciation and accretion (DD&A)

COGP	Three months ended December 31,
($ 000s, except per boe data)	2005	2004

DD&A	$33,809	$45,315
DD&A per boe	$15.61	$15.46

COGP DD&A rate of $15.61 per boe remained relatively flat for the fourth quarter of 2005 compared to $ 15.46 per boe for the fourth quarter of 2004. Accretion expense associated with asset retirement obligations was $0.5 million in the fourth quarter of 2005 compared to $0.6 million in the fourth quarter of 2004. The decrease is mainly a result of the non-core property disposition in the third quarter of 2005.

USOGP Segment Review

The USOGP business unit incorporates activities from Provident’s subsidiary, Breitburn Energy LP (Breitburn), an oil and gas exploitation and production business based in Los Angeles, California.

On March 2, 2005 Breitburn acquired Nautilus Resources, LLC, a U.S. private company with operations focused in the Big Horn and Wind River basins of Wyoming for cash consideration of $90.2 million and acquisition costs of $1.2 million.

USOGP Pricing

USOGP	Three month ended December 31,
	2005	2004	% Change
USOGP realized crude oil and natural gas liquids price before hedging (Cdn$ per bbl)	$58.11	$53.34	9
Natural Gas (Cdn$ per mcf)	12.97	8.02	62

The majority of USOGP oil production is light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. Realized prices before hedging increased by nine percent while WTI increased by 24 percent in the fourth quarter of 2005 compared with the fourth quarter of 2004. This was due to production and revenue from the acquired Wyoming properties being included in 2005 average prices. Oil production from the Wyoming properties is a heavier blend of crude oil that attracts wider differentials from WTI pricing, and generate approximately 20 percent less revenue per boe than Southern California operations. Production in Wyoming represents approximately 30 percent of fourth quarter 2005 production.

Production

	Three month ended December 31,
USOGP	2005	2004	% Change

Daily production - by product
Crude oil - Light/Medium (bpd)	7,185	4,730	52
Natural gas liquids (bpd)	36	24	50
Natural gas (mcfd)	2,195	1,536	43
Oil equivalent (boed) (1)	7,587	5,010	51
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Three month ended December 31,
USOGP	2005	2004	% Change

Daily Production - by area (boed) (1)
Los Angeles	3,974	3,558	12
Santa Maria	1,356	1,364	(1)
Wyoming	2,257	88	2,465
	7,587	5,010	51
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production increased 2,577 boe per day or 51 percent in the fourth quarter of 2005 when compared to the fourth quarter of 2004. The increase in Los Angeles production is a result of successful drilling and optimization activities. The Wyoming increase is primarily attributable to the addition of the Nautilus properties on March 2, 2005.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.3 million in 2005 and $0.3 million in 2004) on behalf of third parties.

USOGP	Three month ended December 31,
($ 000s, except per boe and mcf amounts)	2005	2004	% Change

Oil
Revenue	$38,583	$23,212	66
Realized loss on non-hedging derivative instrument	(4,875)	(81)	5,919
Royalties	(3,703)	(2,041)	81
Net revenue	$30,005	$21,090	42
Net revenue (per bbl)	$45.39	$48.46	(6)
Royalties as a percentage of revenue	9.6%	8.8%

Natural gas
Revenue	$2,620	$1,134	131
Royalties	(370)	-	-
Net revenue	$2,250	$1,134	98
Net revenue (per mcf)	$11.14	$6.56	70
Royalties as a percentage of revenue	14.1%	0.0%

Natural gas liquids
Revenue	$135	$118	14
Royalties	(3)	-	-
Net revenue	$132	$118	12
Net revenue (per bbl)	$40.06	$52.23	(23)
Royalties as a percentage of revenue	2.1%	0.0%

Total
Revenue	$41,338	$24,464	69
Realized loss on non-hedging derivative instrument	(4,875)	(81)	5,919
Royalties	(4,076)	(2,041)	100
Net revenue	$32,387	$22,342	45
Net revenue (per boe)	$46.40	$48.47	(4)
Royalties as a percentage of revenue	9.9%	8.3%

Total production revenue for the fourth quarter of 2005 was $41.3 million or 69 percent higher than the $24.5 million of revenue in the fourth quarter of 2004. The increase was primarily driven by higher commodity prices combined with revenues from the Wyoming properties acquired in the first quarter of 2005. Total net revenue increased $10.1 million or 45 percent in the fourth quarter of 2005 compared to the fourth quarter of 2004. The increase was driven by higher commodity prices combined with the revenues from the acquired Wyoming properties offset by increases in realized losses on non-hedging derivative instruments. The increase in royalties as a percentage of revenue is primarily driven by the addition of the acquired Wyoming properties as these properties have, on average, higher royalty rates than Southern California production.

Production expenses

USOGP	Three months ended December 31,
($ 000s, except per boe amounts)	2005	2004	% Change
Production expenses	$11,510	$6,989	65
Production expenses (per boe)	$16.49	$15.16	9

Production expenses increased 65 percent to $11.5 million in the fourth quarter of 2005 compared to $7.0 million for the comparable quarter in 2004. This increase is due to the 51 percent increase in production volumes and higher costs on a boe basis. Operating costs per boe have increased nine percent to $16.49 in the fourth quarter of 2005 from $15.16 in the comparable quarter in 2004. This change reflects both the increase in utilities and other costs and services driven by the high commodity price environment as well as higher operating cost crude oil wells that were returned to production to take advantage of high crude oil prices. Increases in production expense per boe were tempered by expenses from acquired properties in Wyoming. Wyoming production expenses are, on average, 20 percent lower than production expenses incurred in the Southern California operations.

General and administrative

USOGP	Three months ended December 31,
($ 000s, except per boe amounts)	2005	2004	% Change
Cash general and administrative	$4,525	$2,264	100
Cash general and administrative (per boe)	$6.48	$4.91	32

Cash general and administrative expenses in the fourth quarter at $4.5 million or $6.48 per boe is a 32 percent increase from the fourth quarter of 2004. The increase is primarily associated with an increase in personnel combined with an increased in short-term incentive plans to attract and retain personnel in a highly competitive environment.

Operating netback

USOGP	Three months ended December 31,
($ per boe)	2005	2004	% Change
Netback
Gross production revenue	$59.22	$53.08	12
Royalties	(5.84)	(4.43)	32
Operating costs	(16.49)	(15.16)	9
Field Operating Netback	$36.89	$33.49	10

Non-hedging derivative instruments	(6.98)	(0.18)	3,778
Operating netback after non-hedging derivative instruments	$29.91	$33.31	(10)

The operating netback for the fourth quarter of 2005 remains strong driven by high commodity prices partially offset by increased operating costs. The fourth quarter 2005 operating netback of $29.91 per boe is 10 percent lower than the $33.31 per boe due to the increased hedge losses incurred by USOGP operations. The majority of the hedges entered into in 2005, however, lapsed on December 31, 2005.

Income taxes and cash taxes

USOGP	Three months ended December 31,
($ 000s)	2005	2004	% Change
Capital, current and withholding taxes	$(1,296)	$853	(252)
Future income tax expense	18,320	-	-
	$17,024	$853	1896

Current and withholding taxes include current U.S. federal and state income taxes as well as accrued or paid U.S. withholding taxes on payments that have been or will be made from Breitburn Energy LP to Provident. The recovery in the quarter was due to the immediate deductibility of capital expenditures for income tax purposes of drilling expenditures incurred in the quarter. The 2005 future income tax expense resulted from deduction of drilling costs for tax purposes in 2005 which are capitalized for accounting purposes and from changes to estimated tax pools.

Capital expenditures

USOGP capital expenditures for the fourth quarter of 2005 totaled $11.5 million. Of this total, $7.0 million was directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. $2.5 million was directed at drilling and optimization work in Wyoming, while $2.0 million was directed at optimization projects at smaller fields as well as head office related capital expenditures.

USOGP capital expenditures for the fourth quarter of 2004 totaled $63.1 million. This included $58.5 million for the Orcutt property acquisition, $3.1 million to increase Breitburn’s working interest in certain wells at West Pico and Sawtelle, and $1.5 million on drilling, optimization and facility upgrades at West Pico and Santa Fe Springs. Optimization capital was partially focused at returning previously uneconomic wells to production to take advantage of the high commodity price environment.

Midstream services and marketing segment review

The Midstream services and marketing business segment extracts, processes, stores, transports and markets natural gas liquids (NGL’s) across integrated assets in British Columbia, Alberta, Ontario and the United States.

NGL Acquisition

On December 13, 2005 Provident acquired NGL assets and the Kinetic marketing entity from EnCana Corporation (Midstream NGL Acquisition) for $772.3 million, net of cash acquired, including $38.9 million of working capital that includes $85.5 million of inventory. The assets acquired are described in the year over year MD&A section. The fourth quarter results incorporate the results of operations associated with these Midstream assets since acquisition.

Operations - managed NGL volumes

Midstream managed approximately 77,100 bpd of NGL’s over the fourth quarter and closed the year with managed NGL volumes of approximately 140,640 bpd. This reflects enhanced operations of the Redwater facilities as well as the addition of the newly acquired Empress/Sarnia assets and NGL marketing. NGL product managed in the fourth quarter of 2004 was 52,870 bpd.

Product sales and service revenues

For the fourth quarter of 2005 product sales and services revenues were $295.6 million, compared to $251.9 million in the fourth quarter of 2004. The fourth quarter of 2005 includes $67.2 million in product sales and services revenue associated with the Midstream NGL Acquisition. Excluding this additional amount, revenue declined by $23.5 million when compared to the fourth quarter of 2004. The reduction in revenue is due to the sale of certain crude oil marketing contracts on May 1, 2005 partially offset by higher product prices. Revenue figures are after elimination of intersegment transactions and include product sales related to transportation and fractionation (T&F), extraction, processing and marketing, additional fee for service revenues generated through storage and distribution services, and for the 2004 comparative quarter crude oil sales generated through oil marketing activities.

Cost of goods sold

The cost of goods sold was $245.0 million for the fourth quarter of 2005 compared to $221.6 million in the fourth quarter of 2004. The fourth quarter of 2005 includes $58.1 million in cost of goods sold associated with the Midstream NGL Acquisition. Excluding this additional amount, the cost of goods sold declined by $34.7 million when compared to the fourth quarter of 2004. This reduction in cost of goods sold is due to the sale of certain crude oil marketing contracts on May 1, 2005 offset by higher product prices. These figures are after elimination of intersegment transactions and relate to NGL product sales revenue included in the product sales and services revenue, where Provident has purchased natural gas liquids and for the comparative 2004 quarter for oil purchased pursuant to oil marketing activities. The NGL costs would be applicable to the T&F and marketing contracts and a small percentage of volume delivered from the Younger facility on which Provident manages extraction economics.

Product margin

Product margin is the revenue less the cost of good sold and is representative of the margins obtained on marketed products, however it is affected by fee for service revenues that are grouped in with product sales and service revenues. In the fourth quarter of 2005, $50.6 million or a 17 percent product margin was generated on $295.6 million of product sales and service revenues compared to $30.3 million or a 12 percent product margin generated on $251.9 million of 2004 fourth quarter product sales and service revenues. The 2005 fourth quarter product margin would be expected to be higher than the comparable fourth quarter of 2004 which included the lower margin crude oil marketing activities. In future quarters the product margin will be subject to a wider range of variability driven by the Midstream NGL Acquisition that increases exposure to extraction economics.

Fractionation Spread Support Program

As part of the Midstream NGL Acquisition the vendor provided a fractionation support agreement that is more fully described in the 2005 year over year Management’s Discussion and Analysis section. The impact of the agreement on the fourth quarter of 2005 was a receipt of $5.2 million that resulted in a reduction in the cost of goods available for sale with no comparative for the fourth quarter of 2004.

Other expenses

Fourth quarter 2005 operating costs of $11.7 million (2004 - $10.1 million) represent normal operations and includes end December operating costs for the Empress/Sarnia system as well as the Redwater assets. General and administrative expenses were $5.8 million for the fourth quarter 2005 (2004 - $2.5 million). Increases in general and administrative expenses in the fourth quarter of 2005 as compared to 2004 resulted from allocation of costs and increased direct costs resulting from the Midstream NGL Acquisition which was negotiated, announced and closed in the fourth quarter 2005. Depreciation expense was $4.2 million for the three months ended December 31, 2005 (2004 - $2.8 million).

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and cash flow from operations

The fourth quarter of 2005 results for the Midstream services and marketing business unit reflected in EBITDA, cash flow and net income benefited from efficient operations, marketing opportunities, increased revenues associated with storage and distribution services, the fractionation support agreement and 19 days of operating activities for the NGL Acquisition. Fourth quarter 2005 EBITDA of $29.6 million increased 64 percent from $18.0 million in the year ago quarter. Cash flow for the fourth quarter of 2005 quarter was $28.3 million 71 percent above the $16.6 million for the fourth quarter 2004. About half of this increase is attributable to the Midstream NGL Acquisition with the remainder the result of increased product premiums in 2005 over 2004. Fourth quarter net income at $24.1 million was 123 percent above the $10.8 million of net income recorded in the fourth quarter of 2004.

Management uses EBITDA to analyze the operating performance of the Midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Capital expenditures

Midstream capital expenditures, excluding corporate acquisitions, for the fourth quarter of 2005 totaled $16.5 million. Included in this was $15.5 million of growth capital spent on new product handling facilities including the new condensate offloading and terminalling facilities announced in October 2005 as well as truck loading and a rail yard expansion. The remaining capital was spent on pipelines and in the Younger extraction plant. Capital spending amounted to $1.2 million in the fourth quarter of 2004.

2005 Year end results

Consolidated cash flow from operations and cash distributions

	Year ended December 31,
($ 000s, except per unit data)	2005	2004	% Change
		(Restated)
Revenue, Cash Flow and Distributions
Revenue (net of royalties and financial derivative instruments - see Note 9 to the consolidated financial statements)	$1,360,274	$1,109,857	23
Cash flow from operations before changes in working capital and site restoration expenditures	$311,188	$185,246	68
Per weighted average unit - basic (1)	$1.95	$1.63	20
Per weighted average unit - diluted (2)	$1.95	$1.63	20
Declared distributions	$230,714	$164,628	40
Per Unit (1)	1.44	1.44	-
Percent of cash flow distributed	74%	89%	(17)
(1) Excludes exchangeable shares
(2) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

For the year ended December 31, 2005, cash flow increased 68 percent or $126.0 million to $311.2 million from $185.2 million for 2004 (per unit in 2005 - $1.95; 2004 - $1.63). COGP generated $185.1 million, USOGP $59.8 million, and Midstream $66.3 million of cash flow during 2005. During 2004 COGP generated cash flow of $121.1 million, USOGP $21.5 million, and Midstream $42.6 million.

Canadian oil and gas operations contributed $64.0 million of the cash flow increase, a result of a 23 percent increase in realized crude oil and natural gas liquids price and a 28 percent increase in realized natural gas prices, offset by 8 percent lower production due to natural declines and a September property disposition of 2,100 boed outweighing incremental production adds brought on through capital expenditures. The U.S. oil and gas operations provided increased cash flow of $38.3 million in 2005, compared to 2004, representing a full year of production in 2005 from the U.S. operations that were acquired on June 15, 2004, as well as the contribution of the Nautilus properties, acquired in March of 2005. The Midstream segment accounted for $23.7 million of the increase in cash flow reflecting the marketing opportunity afforded by selling NGL’s into a rising market, increased fee for service revenues for storage and distribution and a $6.2 million contribution from 19 days of operations from the Midstream NGL Acquisition.

Declared distributions in 2005 totaled $ 230.7 million, 74 percent of cash flow from operations. This compares to $164.6 million of declared distributions in 2004, 89 percent of cash flow from operations. Provident’s objective is to provide stable distributions to its unitholders. Distributions for 2006 are budgeted to be maintained at their current level.

Management uses cash flow (before changes in non-cash working capital and site restoration expenditures) to analyze operating performance. Provident also reviews cash flow in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed. Historically Provident has paid out between 74 percent and 102 percent of its annual cash flow as distributions to unitholders.

Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and site restoration expenditures.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2005
January 20, 2005	February 15, 2005	$0.12	0.10
February 18, 2005	March 15, 2005	0.12	0.10
March 21, 2005	April 15, 2005	0.12	0.10
April 20, 2005	May 13, 2005	0.12	0.10
May 19, 2005	June 15, 2005	0.12	0.10
June 20, 2005	July 15, 2005	0.12	0.10
July 20, 2005	August 15, 2005	0.12	0.10
August 19, 2005	September 15, 2005	0.12	0.10
September 20, 2005	October 14, 2005	0.12	0.10
October 21, 2005	November 15, 2005	0.12	0.10
November 21, 2005	December 15, 2005	0.12	0.10
December 20, 2005	January 13, 2006	0.12	0.10
2005 Cash Distributions paid as declared		$1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared - March 2001 - December 2001		2.54	1.64
Inception to December 31, 2005 - Distributions paid as declared		$9.51	6.70
*exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, 2005 distributions were determined to be 76.5 percent taxable and 23.5 percent a tax-deferred return of capital in the hands of Canadian unitholders. The 2004 comparables were 71 percent and 29 percent respectively. Distributions received by U.S. resident unitholders in 2005 are classified as 94.4 percent qualified dividend and 5.6 percent tax deferred return of capital. The 2004 comparables were 83 percent and 17 percent respectively. In both Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Net Income

Year ended December 31,
($ 000s, except per unit data)	2005	2004 (3)	% Change
		(Restated)
Net income (loss)	$96,926	$21,225	357
Per weighted average unit - basic(1)	0.61	0.19	221
Per weighted average unit - diluted(2)	0.61	0.19	221
(1) Based on weighted average number of trust units outstanding
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.
(3) Restated - note 3.

Year ended December 31,
($ 000s)	2005	2004	% Change
		(Restated)
COGP net income (loss)	$35,352	$(20,059)	276
USOGP net income	5,422	9,482	(43)
Total oil and gas net income	40,774	(10,577)	485
Midstream net income	56,152	31,802	77
Net Income	$96,926	$21,225	357

For the year ended December 31, 2005, consolidated earnings of $96.9 million resulted from oil and gas net income of $40.8 million and Midstream net income of $56.1 million.

The combined net income for COGP and USOGP of $41.8 million for 2005 compares to a loss of $10.6 million in 2004. Higher commodity prices in Canada and the United States combined with a full year of production in the U.S. resulted in a 66 percent improvement in earnings before interest, taxes, depletion, depreciation, and accretion and other non-cash items. Also, in 2004 Provident recorded a non-cash revenue reduction of $22.4 million in its oil and gas operations, largely due to the implementation of CICA Accounting Guideline 13, “Hedging relationships”. The comparable figure for 2005 was a revenue increase of $9.2 million, resulting mainly from unrealized gains on financial derivative instruments. The Midstream segment contributed $56.1million of net income in 2005, a 77 percent increase over 2004. The increase is due to higher product premiums in 2005 as well as an increase in product prices over the period.

Taxes

Year ended December 31,
($ 000s)	2005	2004	% Change
Capital taxes	$4,780	$5,921	(19)
Current and withholding taxes	5,628	1,282	339
Future income tax expense (recovery)	17,793	(40,577)	144
	$28,201	$(33,374)	184

Future income taxes arise as a result of the difference between the accounting and tax bases of the operating companies and subsidiaries. Payments to the Trust by these subsidiaries are deductible for income taxes. The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

Capital taxes include the Saskatchewan Resource surcharge and federal and provincial large corporation taxes. Current and withholding taxes reflect U.S. taxes that are incurred on operations associated with Provident’s June 15, 2004 acquisition of U.S. based BreitBurn Energy. U.S. operations are subject to U.S. federal and state income taxes. Payments from U.S. entities to Canadian entities are subject to withholding taxes if the distributions are characterized by U.S. tax authorities as dividends or interest.

The 2005 future income tax expense of $17.8 million compares to a $40.6 million recovery for the comparable 2004 period. The future tax expense in 2005 resulted from changes to estimated tax pools in both Canada and the U.S.A, partially offset by increases in estimated royalty and interest charges by the Trust to subsidiaries which reduced estimated tax pool claims.

Reconciliation of non-GAAP measure

The Trust calculates earnings before interest, taxes, depletion, depreciation and accretion, and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income (loss) before taxes and non-controlling interests follows:

EBITDA Reconciliation	Year ended December 31,
($ 000s)	2005	2004	% Change
EBITDA	$349,181	$218,065	60
Adjusted for:
Interest and non-cash expenses excluding unrealized gain/(loss) on financial instruments	(229,372)	(206,781)	11
Unrealized gain/(loss) on financial instruments	7,684	(22,053)	135
Income (loss) before taxes and non- controlling interests	$127,493	$(10,769)	1,294

Interest expense

Year ended December 31,
($ 000s, except as noted)	2005	2004	% Change

Interest on bank debt	$10,875	$11,816	(8)
Weighted-average interest rate on bank debt	3.85%	3.96%	(3)
Interest on 10.5% convertible debentures(3)	1,682	5,226	(68)
Interest on 8.75% convertible debentures	4,923	6,421	(23)
Interest on 8.0% convertible debentures (1)	3,577	2,153	66
Interest on 6.5% convertible debentures (2)	5,393	-	-
Interest on 6.5% convertible debentures (4)	1,219	-	-
Total cash interest	$27,669	$25,616	8

Weighted average interest rate on all long-term debt	4.91%	6.05%	(19)
Non -cash accretion expense - convertible debentures	2,849	1,373	108
Total interest including accretion on convertible debentures	$30,518	$26,989	13

(1) On July 6, 2004 the Trust issued $50.0 million of unsecured subordinated convertible debentures with an 8 percent coupon rate maturing July 31, 2009.
(2) On March 1, 2005 the Trust issued $100.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing August 31, 2012.
(3) On May 31, 2005 the Trust redeemed the 10.5 percent unsecured subordinated convertible debentures issuing 3.5 million trust units and $3.0 million in cash.
(4) On November 15, 2005 the Trust issued $150.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing April 30, 2011.

Interest expense increases for the year reflect increased debt levels as a result of corporate growth. Cash interest expense on debentures increased in 2005 as compared to 2004 reflecting the March 1, 2005 issue of $100.0 million of 6.5 percent subordinated convertible debentures and the November 15, 2005 issue of $150.0 million of 6.5 percent subordinated convertible debentures partly offset by $63.6 million of debenture conversions and the May 31 redemption of approximately $45.7 million of 10.5 percent subordinated convertible debentures. Accretion and amortization on convertible debentures has resulted from Provident adopting in 2004 the revised CICA Handbook section 3860 and reclassifying the bulk of its subordinated convertible debentures to long-term debt and an additional portion to equity.

Financial instruments

Commodity price risk management program

For the year ended December 31, 2005 $66.9 million was recorded as realized loss on financial derivative instruments due to the Commodity Price Risk Management Program (the Program) with $64.6 million related to the combined oil and gas operations and $2.3 million associated with the Midstream segment.

In the oil and gas business units the hedging cost associated with crude oil totaled $59.0 million ($8.36 per barrel) and $5.6 million related to natural gas ($0.19 per gj). The combined total was $64.6 million or $5.24 per boe. In 2004 the Program recorded an opportunity cost of $65.7 million or $5.78 per boe with $55.3 million related to crude oil ($9.03 per barrel) and $10.4 million related to natural gas ($0.35 per gj).

In 2005 the Midstream segment recorded a hedging cost of $2.3 million primarily on propane and ethane price stabilization and frac-spread margin hedging activities. In 2004 the Program recorded a cost of $3.2 million for these activities.

Realized gains on foreign exchange contracts which fixed the exchange rates on foreign currency contracts related to the Program have been presented as a component of foreign exchange gain and other and allocated to their respective business segments.

On a per trust unit basis the opportunity cost of the Program decreased to $0.42 per trust unit in 2005 from $0.61 per trust unit in 2004.

At December 31, 2005 the mark to market value of open contracts was in a loss position of $14.1 million based upon commodity prices prevailing at that date. This amount has been reflected in the financial statements of the Trust pursuant to Accounting Guideline 13 and Emerging Issues Committee Abstract 128 in respect of accounting for financial instruments.

Provident’s Commodity Price Risk Management Program involves a disciplined hedging strategy that utilizes dervivative instruments to provide for insurance against lower commodity prices, protect against price volatility, secure bank financing, improve debt coverage and assist with more predictable and stable cash distributions. The hedging strategy protects a percentage of production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment. It provides price stabilization and protection of inventory values and fractionation spread margin associated with the midstream services and marketing business units. As well, the Provident hedging stategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Provident will continue to execute the Program in 2006. The derivative instruments the Trust uses include puts, calls, costless collars, participating swaps, fixed and indexed referenced pricing.

Disclosure Controls and Procedures

Based on the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators, management evaluated the effectiveness of Provident’s disclosure controls and procedures. Based on that evaluation, management concluded that Provident’s disclosure controls and procedures were effective as of December 31, 2005.

Acquisitions

Provident completed two major acquisitions during 2005. On March 2, 2005 Provident acquired Nautilus Resources, LLC (Nautilus) for cash consideration of $90.2 million and acquisition costs of $1.2 million. Nautilus was a private oil and gas exploration and production business active in Wyoming, U.S.A. The acquisition added $99.9 million to property plant and equipment. Other asset and liability accounts were also assigned values. The transaction has been accounted for using the purchase method.

On December 13, 2005 Provident acquired midstream business assets (the Midstream NGL Acquisition) by way of the purchase of partnership interests, corporations and assets for $772.3 million (net of cash acquired and including acquisition costs). The business is comprised of NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts including supply and transportation arrangements, and ownership of Kinetic, partnerships which perform NGL marketing services including Kinetic’s interests in a distribution terminal and leases on approximately 700 rail cars. The transaction was accounted for using the purchase method. The purchase added $428.1 million to property, plant and equipment; $217.0 million to intangible assets; and $98.1 million to goodwill.

The Midstream NGL Acquisition was financed by the issuance of 21,830,000 units at $12.60 per unit and $150.0 million of 6.5 percent convertible unsecured subordinated debentures. The remaining portion of the purchase price of the Midstream NGL Acquisition was funded through Provident’s credit facility.

Dispositions

On May 1, 2005 Provident sold the crude oil purchase and sale contracts that underpinned its crude oil marketing business. Net proceeds were $5.5 million and the gain net of disposal cost was $5.2 million.

On September 29, 2005, Provident, disposed of various non-core properties and land in Saskatchewan and Alberta for cash proceeds, net of disposition costs, of $44.6 million. The net cash proceeds were initially applied to debt and will mainly be used to fund Provident’s ongoing budgeted capital program. The disposed properties averaged approximately 2,100 boed for the period July 1, 2005 to September 28, 2005 and included approximately 1,010 boed of heavy oil. Proved plus probable reserves totaled 6,397 mboe and approximately 87,850 net acres of undeveloped land were also included. The disposition resulted in a $13.6 million reduction to Provident’s future asset retirement obligation, which represented the discounted future cash flows to settle the asset retirement obligations related to these properties. Under full cost accounting rules, unless the disposed oil and gas assets result in a greater than 20 percent impact on the depletion rate, no gain or loss is recognized.

On December 29, 2005 the USOGP business unit disposed of a parcel of land in California for net proceeds of $23.8 million and recorded a deferred gain of $1.0 million.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, goodwill arose from the acquisitions of Richland Petroleum Corporation, $13.3 million, and Meota Resources Corp., $89.1 million in 2002 and from Olympia Energy Inc., $106.5 million, and Viracocha Energy Inc., $122.0 million in 2004. In 2005, the Midstream NGL Acquisition resulted in additional goodwill of $98.1 million.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs. Provident engaged an independent accounting firm to assist in performing an impairment test at year end. The impairment test includes, amongst other variables, a comparison of the net book value of the Trust’s assets to the market value of the Trust’s equity. Goodwill is not amortized.

Liquidity and capital resources

December 31,
($ 000s)	2005	2004	% Change

Long-term debt - revolving term credit facility	$586,597	$262,750	123
Long-term debt - convertible debentures	298,007	169,456	76
Working capital deficit	-	38,677	(100)
Net debt	884,604	470,883	88

Equity (at book value)	1,404,826	1,009,048	39
Total capitalization at book value	$2,289,430	$1,479,931	55

Net debt as a percentage of total book value capitalization	39%	32%	22

Provident operates three business units with similar but not identical monthly cash settlement cycles. Provident’s working capital position is impacted by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its midstream business unit. Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

As at December 31, 2005 Provident had drawn on 68 percent of its term credit facilities of $750 million and USD $100 million as compared to 64 percent drawn on its $410.0 million term credit facility as at December 31, 2004. The increase in the level of bank debt was due to the increase scale of operations primarily due to acquisitions. The increased percentage of the credit facilities drawn reflects the Midstream NGL Acquisition that closed on December 13, 2005.

At December 31, 2005 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $45.1 million, increasing bank line utilization to 73 percent. The guarantees at December 31, 2004 totaled $31 million.

Provident’s working capital increased by $113.1 million from a deficit of $38.7 million to a surplus of $74.4 million as at December 31, 2005. Of this increase $7.7 million was due to unrealized hedging gains, a $93.5 million increase in petroleum product inventory, of which $85.6 million was added by the Midstream NGL Acquisition, and a $5.2 million increase in declared distributions payable while the balance was due to changes in other accounts reflecting the increased scale of activities including capital activities.

Fourth quarter cash flow in 2005 was $96.3 million. The ratio of debt to annualized fourth quarter cash flow was 2.30 to one, as compared to fourth quarter annualized debt to cash flow in 2004 of 1.85 to one. The 2005 annualized and fourth quarter debt to cash flow ratios are skewed upward as the debt reflects the full purchase price of the Midstream NGL Acquisition of $772.3 million but only 19 days of cash flow from the acquired assets.

Trust units and exchangeable shares

On March 1, 2005 the Trust issued 8.4 million units at a price of $12.00 per unit for proceeds after underwriting fees of $95.6 million, concurrent with the issue of convertible debentures noted above. Proceeds from the issue were used to pay down Provident’s bank debt and to finance the Nautilus Resources, LLC acquisition and throughout 2005 was used to finance the company’s 2005 capital budget. In 2005, the Trust also issued 2.9 million units (conversion amount $28.4 million) on conversion of exchangeable shares to units (2004 - 1.6 million units; conversion amount $15.3 million) and 9.6 million units on conversion and redemption of convertible debentures (2004 - 11,378 units). An additional 2.3 million units pursuant to the stock option plan were issued in 2005 (2004 - 0.6 million units). Details of these issues are outlined in the notes to the financial statements. Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 1.4 million units were elected in 2005 and will be issued or are to be issued representing proceeds of $18.4 million (2004 - 1.9 million units for proceeds of $19.9 million).

On November 15, 2005 the Trust issued 21.83 million Subscription Receipts at a price of $12.60 per Subscription Receipt for total proceeds of $275.1 million ($261.0 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Midstream NGL Acquisition. The acquisition closed on December 13, 2005 at which time all of the outstanding Subscription Receipts were converted to trust units. At that time, the holders of the Subscription Receipts were also entitled to $0.12 per trust unit, which is the equivalent of the November distribution paid in December. This payment was treated as a reduction to the purchase price of the units acquired through the Subscription Receipts to $12.48 per trust unit, reducing the amount attributed to Unitholders’ contributions by $2.6 million. Proceeds from the issue were used to fund the Midstream NGL Acquisition.

At December 31, 2005 management and directors held approximately 1.2 percent of the outstanding units and exchangeable shares.

Non-Controlling Interest

(i)	USOGP operations

Non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of Breitburn Energy of Los Angeles, California. The founders of BreitBurn Energy beneficially own the non-controlling interest, which share in earnings or losses of BreitBurn. The non-controlling interest is reduced by distributions.

	Year ended December 31,
Non-controlling interest USOGP ($ 000s)	2005	2004
Opening non-controlling interest, beginning of year	$13,649	$13,690
Net income attributable to non-controlling interest	1,596	923
Distributions to non-controlling interest holders	(3,360)	(964)
Closing non-controlling interest, end of period	11,885	13,649
Accumulated income attributable to non-controlling interest	$2,519	$923

Additional investments by Provident in BreitBurn Energy LP have reduced the non-controlling interest percentage at December 31, 2005 to approximately 4.4 percent.

(ii)	Exchangeable shares

As at June 30, 2005 the Trust retroactively applied EIC-151 “Exchangeable Securities Issued by a Subsidiary of an Income Trust”. The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of operations represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each quarter end during the year.
Following is a summary of the non-controlling interest - exchangeable shares for the years ended December 31, 2005 and 2004:
	Year ended December 31,

Non-controlling interest - Exchangeable shares ($ 000s)	2005	2004 (1)
Non-controlling interest, beginning of period	$35,921	$20,543
Exchangeable shares issued	-	30,264
Reduction of book value for conversion to trust units	(28,432)	(15,343)
Net income attributable to non-controlling interest	770	457
Non-controlling interest, end of period	$8,259	$35,921
Accumulated income attributable to non-controlling interest	$2,252	$1,482
(1) Restated - note 3.

The non-controlling interest percentage as at December 31, 2005 was 0.6 percent that is a decrease from the retroactively applied non-controlling interest percentage as at December 31, 2004 of 2.2 percent. The decrease is attributable to the conversion of exchangeable shares for trust units and the increase in trust units from other issuances.

Capital Expenditures and Funding

Year ended December 31,
($ 000s)	2005	2004	% Change
Capital Expenditures and Funding

Capital Expenditures
Capital expenditures and reclamation fund contributions	$(159,398)	$(79,165)	101
Property acquisitions	(586)	(72,745)	(99)
Corporate acquisitions	(863,723)	(173,657)	397
Property dispositions	45,100	10,717	321
Net capital expenditures	$(978,607)	$(314,850)	211

Funded By
Cash flow net of declared distributions to unitholders and non-controlling interest	$77,114	$19,654	292
Increase (decrease) in long-term debt	325,771	(77,087)	(523)
Bridge Financing	-	158,184	(100)
Repayment of bridge financing	-	(158,184)	100
Issue of convertible debentures, net of cost	239,822	48,000	400
Redemption of convertible debentures	(2,997)	-	-
Issue of trust units, net of cost; excluding DRIP	377,362	301,110	25
DRIP proceeds	18,443	19,866	(7)
Change in working capital, including cash, payment of financial derivative instruments, sale of assets	(56,908)	3,307	(1,821)
Net capital expenditure funding	$978,607	$314,850	211

Capital expenditures were funded by a combination of DRIP proceeds, proceeds received on non-core property dispositions, cash flow, equity, exchangeable shares and debt. Provident’s strategy is to fund acquisitions by accessing the capital markets and to fund capital expenditures through DRIP and other equity if needed.

Net asset value

Provident’s net asset value (“NAV”) as at December 31, 2005, is summarized in the table below. The net asset value is calculated on a diluted basis, which includes exchangeable shares and unit options, and is presented at eight percent and 10 percent discounted cash flow cases. The pricing used at both December 31, 2005 and December 31, 2004 is derived from the McDaniel’s report.

($ 000s except per unit data)	PV 8%	PV 10%
Net Asset Value:
Present value of proved plus probable oil and natural
gas reserves (1)	$1,690,313	$ 1,546,281
Midstream assets	1,552,415	1,331,409
Add:
Working Capital	88,504	88,504
Land (3) (4)	52,328	52,328
Proceeds from Options	35,619	35,619
Cash Reserved for Future Reclamation	1,872	1,872
Investments	3,758	3,758
Less:
Financial Hedging Losses	(14,149)	(14,149)
Long Term Debt	(884,604)	(884,604)
Non-controlling interest - USOGP operations	(11,885)	(11,885)

Consolidated Provident Net Asset Value	$2,514,171	$ 2,149,133
Consolidated Provident Net Asset Value per Unit	$13.04	$ 11.15
2004 comparatives
Consolidated Provident Net Asset Value per Unit	$8.78	$ 7.61
(1) Evaluated by McDaniel, NSA and CGA; pricing is McDaniel pricing effective December 31, 2005
(2) The Midstream assets represent discounted estimated cash flow streams (EBITDA less maintenance capital) for 25 years
(3) Canadian land holdings evaluated by Seaton Jordan & Associates Ltd. effective December 31, 2005
(4) U.S. land holdings are included at the market value assigned at the date of acquisitions

Asset Retirement Obligation

Year ended December 31,
($ 000s)	2005	2004	% Change

Carrying amount, beginning of period	$40,506	$33,182	22
Corporate acquisitions	9,161	12,171	(25)
Change in estimate	2,884	(2,429)	219
Increase in liabilities incurred during the period	1,784	166	975
Settlement of liabilities during the period	(2,614)	(4,971)	47
Decrease in liabilities due to disposition	(13,612)	-	-
Accretion of liability	3,024	2,387	27
Carrying amount, end of period	$41,133	$40,506	2

The asset retirement obligation (ARO) increased by $0.6 million to $41.1 million during 2005.

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $293.0 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 50 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $179.3 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the Midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement from the balance sheet date of these obligations is expected to occur over 30 to 45 years.

Non-cash unit based compensation

Non-cash unit based compensation include expenses or recoveries associated with Provident’s unit option plan, restricted and performance unit plan, unit appreciation rights and other unit based compensation plans. Provident accounts for the unit option plan using the fair value of the option, at the time of issue. The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is deferred and recognized in earnings over the vesting periods of each plan. Provident recorded a non-cash expense of $9.8 million for the year ended December 31, 2005 (2004 -$1.8 million).

Canadian OGP segment review (COGP)

Crude oil price

The following prices are net of transportation expense.

COGP	Year ended December 31,
($ per bbl)	2005	2004	% Change
Oil per barrel
WTI (US$)	$56.56	$41.43	37
Exchange rate (from US$ to Cdn$)	$1.21	$1.30	(7)
WTI expressed in Cdn$	$68.44	$53.86	27
COGP realized crude oil and natural gas liquids price before hedging (Cdn$)	$45.25	$36.81	23
COGP realized light/medium oil price before hedging (Cdn$)	$52.02	$42.79	22
COGP realized heavy oil price before hedging (Cdn$)	$31.33	$28.72	9
COGP realized natural gas liquids price before hedging (Cdn$)	$49.15	$40.61	21

For the year ended December 31, 2005 COGP’s realized oil and natural gas liquids price, prior to the impact of hedging, increased by 23 percent to average $45.25 compared to $36.81 in 2004. The 2005 increase related to a 37 percent higher US$ WTI crude oil price partially offset by a stronger Canadian dollar, wider pricing differentials on all crude oil streams and a reduction in Provident’s heavy oil volumes as a percentage of its oil production mix.

Natural Gas Price

The following prices are net of transportation expense.

COGP
	Year ended December 31,
($ per mcf)	2005	2004	% Change

AECO monthly index (Cdn$) per mcf	$8.49	$6.79	25
Corporate natural gas price per mcf before hedging (Cdn$)	$8.42	$6.59	28
For the year ended December 31, 2005 COGP’s realized natural gas price, prior to the impact of hedging, increased 28 percent as compared to 2004, comparable to the increase in the benchmark AECO monthly index price.

Production

	Year ended December 31,
COGP
	2005	2004	% Change
Daily production
Crude oil - Light/Medium (bpd)	8,058	7,995	1
- Heavy (bpd)	4,358	6,608	(34)
Natural gas liquids (bpd)	1,572	1,482	6
Natural gas (mcfd)	74,936	76,174	(2)
Oil equivalent (boed) (1)	26,477	28,781	(8)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

For the year ended December 31, 2005, COGP production averaged 26,477 boed, an eight percent decrease compared to 28,781 boed in 2004. The production volumes added through drilling and optimization activities were more than offset by natural production declines including higher than expected declines in heavy oil and the disposition of 2,100 boed of production in September 2005. COGP’s heavy oil production decline was higher due to an increase in water production at Provident’s heavy oil field, Kiscoty. Production rates at Kiscoty have now stabilized and Provident’s other heavy oil fields have declines consistent with similar type properties. The lower percentage variance in light/medium oil, natural gas and natural gas liquids reflect a full year of production in the 2005 averages for the Viracocha and Olympia acquisitions as well as both a 39 percent increase in 2005 capital expenditures over 2004 and a shift in capital spending towards natural gas and light/medium oil projects.

Provident does not have any single property providing greater than 10 percent of total production, which mitigates exposure to production failure.

Additions to production through internal capital replaced approximately 48 percent of proved plus probable reserves before revisions. COGP’s 2005 development activities were hampered by poor weather conditions in the second and third quarters of 2005, which delayed overall development activities.

COGP’s production summarized by core areas is as follows:

COGP
Year ended December 31, 2005	West Central Alberta	Southern Alberta	Southern Saskatchewan	Lloydminister	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,300	2,722	2,559	1,470	7	8,058
- Heavy (bpd)	-	-	-	4,358	-	4,358
Natural gas liquids (bpd)	1,406	149	1	16	-	1,572
Natural gas (mcfd)	40,198	26,345	6,462	1,909	22	74,936
Oil equivalent (boed) (1)	9,406	7,262	3,636	6,162	11	26,477

COGP
Year ended December 31, 2004	West Central Alberta	Southern Alberta	Southern Saskatchewan	Lloydminister	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,355	2,581	2,881	1,164	14	7,995
- Heavy (bpd)	-	-	-	6,608	-	6,608
Natural gas liquids (bpd)	1,342	119	2	14	5	1,482
Natural gas (mcfd)	44,503	24,391	3,180	3,598	502	76,174
Oil equivalent (boed) (1)	10,114	6,765	3,413	8,386	103	28,781
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Internal development activities included 132.2 net wells drilled for the year ended December 31, 2005. Provident’s most active area, southern Saskatchewan realized 70.4 net wells drilled. The focus of southern Saskatchewan is a shallow gas drilling program that will realize production and reserve additions for several years. Although poor weather conditions delayed tie-in operations during the second and third quarters of 2005, Provident continued to bring these wells on production in the fourth quarter of 2005. Provident’s other core areas remain active with additional activity in southern Alberta where Provident is actively drilling shallow gas wells and in Lloydminster where Provident is drilling low risk heavy oil wells. In West Central Alberta, Provident continues its strategy of farming out high risk exploration land to generate cash flow with minimal or no capital outlay.

As a result of the non-core properties disposition on September 29, 2005, normal underlying declines rates and Provident’s budgeted 2006 capital expenditure program, Provident expects COGP production for the full year of 2006 to average between 19,000 boed and 21,000 boed.

Revenue and royalties

COGP
	Year ended December 31,
($ 000s except per boe data)	2005	2004	% Change

Oil
Revenue	$202,845	$194,366	4
Realized loss on non-hedging derivative instruments	(42,700)	(54,997)	(22)
Royalties (net of ARTC)	(40,067)	(38,885)	3
Net revenue	$120,078	$100,484	19
Net revenue (per barrel)	$26.50	$18.80	41
Royalties as a percentage of revenue	19.8%	20.0%

Natural gas
Revenue	$230,195	$183,704	25
Realized loss on non-hedging derivative instruments	(5,608)	(10,369)	(46)
Royalties (net of ARTC)	(48,484)	(40,813)	19
Net revenue	$176,103	$132,522	33
Net revenue (per mcf)	$6.44	$4.75	36
Royalties as a percentage of revenue	21.1%	22.2%

Natural gas liquids
Revenue	$28,203	$22,024	28
Royalties	(6,852)	(5,492)	25
Net revenue	$21,351	$16,532	29
Net revenue (per barrel)	$37.21	$30.48	22
Royalties as a percentage of revenue	24.3%	24.9%

Total
Revenue	$461,243	$400,094	15
Realized loss on non-hedging derivative instruments	(48,308)	(65,366)	(26)
Royalties (net of ARTC)	(95,403)	(85,190)	12
Net revenue	$317,532	$249,538	27
Net revenue per boe	$32.86	$23.69	39
Royalties as a percentage of revenue	20.7%	21.3%
Note: the above figures are presented net of transportation expenses.

For the year ended December 31, 2005 COGP production revenue was $461.2 million, an increase of 15 percent from $400.1 million in 2004. The increase in revenue is a result of a 23 percent increase in Provident’s realized crude oil, natural gas liquids and a 28 percent increase in Provident’s natural gas prices offset by lower production. Royalties as a percentage of revenue have remained relatively constant at approximately 21 percent compared to the prior year. The preceding factors, as well as the opportunity cost of hedging activities, account for net revenue of $317.5 million in 2005, 27 percent above the $249.5 million recorded in 2004.

Net revenue per boe in 2005 increased 39 percent to $32.86 from $23.69 in 2004 resulting primarily from the increases in realized prices described above and a reduction of lower priced heavy oil volumes to 16 percent in 2005 compared to 23 percent in 2004.

Production expenses

COGP	Year ended December 31,
($ 000s, except per boe data)	2005	2004	% Change

Production expenses	$95,278	$90,330	5
Production expenses (per boe)	$9.86	$8.58	15

For the year ended December 31, 2005 production expenses increased five percent to $95.3 million from $90.3 million and increased by 15 percent to $9.86 per boe from $8.58 per boe in the prior year. Throughout 2005, operating expenses continued to increase in a number of categories including well servicing, maintenance, fluid hauling, and power and fuel and combined with lower production volumes resulted in higher operating costs on a per boe basis. Cost increases in power and fuel, chemicals and well servicing reflect higher commodity prices and labour costs.

Based on the current high commodity price environment and increased levels of activity, Provident expects Canadian operating costs to average $11.25 boe to $11.75 per boe for 2006. Commodity prices affect both the cost and demand for services. If commodity prices increase, Provident expects the price of services and labour to increase.

Operating netback

COGP operating netbacks have transportation expense netted against gross production revenue.

COGP	Year ended December 31,
($ per boe)	2005	2004	% Change
Netback per boe
Gross production revenue	$47.73	$37.99	26
Royalties (net of ARTC)	(9.87)	(8.08)	22
Operating costs	(9.86)	(8.58)	15
Field operating netback	28.00	21.33	31
Realized loss on non-hedging derivative instruments	(5.00)	(6.18)	(19)
Operating netback after non-hedging derivative instruments	$23.00	$15.15	52

The 2005 field operating netback of $28.00 per boe was 31 percent above the $21.33 per boe for the prior year. This reflects COGP’s higher realized prices for natural gas and crude oil and natural gas liquids. These prices combined with a shift in COGP’s production mix to include more high netback natural gas and less low netback heavy oil results in a significant improvement in the field operating netback. Royalties, which are price sensitive, increased by 22 percent on a boe basis reflecting higher prices, prior to the impact of hedging. The 2005 operating netbacks after hedging increased by 52 percent to $23.00 from $15.15 in the prior year reflecting the explanation above as well as reduced hedging opportunity costs of $5.00 per boe compared to $6.18 in the prior year.

General and administrative

The following table does not incorporate the COGP portion of non-cash unit based compensation charges associated with Provident’s unit option plan and restricted and performance unit plan. A non-cash expense of $2.6 million was recorded in 2005.

COGP	Year ended December 31,

($ 000s, except per boe data)	2005	2004	% Change

Cash general and administrative	$18,552	$16,439	13
Cash general and administrative per boe	$1.92	$1.56	23

In 2005 COGP general and administrative expenses increased 13 percent to $18.6 million compared to $16.4 million in 2004. On a boe basis, general and administrative expenses increased 23 percent to $1.92 per boe in 2005 compared to the prior year. The increase in general and administrative expenses reflects additional costs associated with a more competitive landscape affecting the cost of hiring and compensating employees and consultants as well as increases in rent, insurance and compliance and reporting costs.

COGP operations are capable of absorbing additional production, particularly in existing core areas, with little impact on general and administrative expenses. For 2006 general and administrative costs will be a focus as costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U. S. Sarbanes-Oxley Act), and the increasingly competitive landscape will continue to have an impact.

Provident’s accounting policies result in no capitalized general and administrative expense for its COGP business unit.

Capital expenditures

COGP
	Year ended December 31,
($ 000s)	2005	2004

Capital expenditures - by area
West central and southern Alberta	$32,027	$24,299
Southeast and southwest Saskatchewan	41,643	25,810
Lloydminster	9,865	10,215
Office and other	1,867	1,130
Total additions	$85,402	$61,454

Capital expenditures - by category
Geological and geophysical	$8,473	$7,725
Drilling, recompletions, and workovers	41,315	34,012
Facilities and equipment	33,626	18,604
Other capital	1,988	1,113
Total additions	$85,402	$61,454

Property acquisitions	586	5,873
Property dispositions	$45,100	$13,717

In 2005, Provident’s COGP business unit spent $9.9 million in the Lloydminster area primarily on drilling ($7.0 million) and facility work ($2.6 million). In West central Alberta $10.5 million was spent largely on non-operated drilling ($4.3 million) and facility work ($6.0 million). In southern Alberta $21.5 million was spent on drilling activities and recompletions ($10.4 million), facility upgrades ($10.0 million) and seismic and mineral rights acquisitions ($1.1 million). Provident spent $41.6 million in the southeast and southwest Saskatchewan core areas on acquiring mineral rights for future development ($7.4 million), drilling for shallow gas and recompletions ($19.3 million), and facility work ($14.9 million). Office and other items accounted for $1.9 million of capital.

In 2005 asset dispositions of non-core assets totaled $45.1 million, primarily consisting of the September 29, 2005 non-core properties disposition of $44.6 million compared to $13.7 million to the prior year. COGP will continue to seek opportunities to dispose of its non-core properties given the competitive property market.

Provident’s capital expenditures are partly funded through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP). The DRIP program allows investors to reinvest distributions into trust units. Provident directed proceeds from the DRIP program of $18.4 million in 2005 (2004 - $19.9 million), along with the proceeds from asset dispositions, towards the capital expenditure budget.

The 2006 capital budget approved by the Board of Director’s for COGP is $55.0 million.

Depletion, depreciation and accretion (DD&A)

COGP	Year ended December 31,

($ 000s, except per boe data)	2005	2004

DD&A	$155,929	$160,271
DD&A per boe	$16.13	$15.21

The COGP DD&A rate of $16.13 per boe increased six percent for 2005 compared to $ 15.21 per boe in 2004. The increase is mainly due to incorporating a full year of higher cost reserves in the 2005 DD&A rate related to the second quarter 2004 acquisitions. The proved reserves were acquired at a higher cost than COGP’s historical asset base. The cost of acquiring or drilling proved reserves in western Canada in an environment with higher commodity prices and increased drilling costs will be reflected in the DD&A rate going forward.

In 2005 DD&A also includes accretion expense associated with asset retirement obligation of $2.5 million (2004 - $2.5 million).

United States OGP segment review (USOGP)

The USOGP segment incorporates activities from Provident’s subsidiary, BreitBurn Energy LP (BreitBurn), an oil and gas exploitation and production business based in Los Angeles, California. BreitBurn was purchased June 15, 2004.

On March 2, 2005 Breitburn acquired Nautilus Resources, LLC, a U.S. private company with operations focused in the Big Horn and Wind River basins of Wyoming for cash consideration of $90.2 million.

Crude oil price

USOGP	Year ended December 31,
($ per bbl)	2005	2004	% Change
Oil per barrel
WTI (US$)	$56.56	$41.43	37
Exchange rate (from US$ to Cdn$)	$1.21	$1.30	(7)
WTI expressed in Cdn$	$68.44	$53.86	27
USOGP realized crude oil and natural gas liquids price before hedging (Cdn$)	$57.76	$53.24	8
USOGP realized light/medium oil price before hedging (Cdn$)	$57.80	$52.42	10
USOGP realized natural gas liquids price before hedging (Cdn$)	$45.12	$49.33	(9)

The majority of USOGP oil production is light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. However, oil production from the Nautilus properties is heavier and attracts slightly wider differentials. Production from the former Nautilus properties represents approximately 26 percent of 2005 production.

Production

	Year ended December 31,
USOGP	2005	2004	% Change

Daily production - by product
Crude oil - Light/Medium (bpd)	6,921	3,954	75
Natural gas liquids (bpd)	24	23	4
Natural gas (mcfd)	2,159	1,559	38
Oil equivalent (boed) (1)	7,305	4,237	72
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Year ended December 31,
USOGP	2005	2004	% Change

Daily Production - by area (boed) (1)
Los Angeles	3,949	3,513	12
Santa Maria	1,393	630	121
Wyoming	1,963	94	1,988
	7,305	4,237	72
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production for the year ended December 31, 2005 was 3,068 boed or 72 percent higher than the period June 16 to December 31, 2004. The increase is primarily attributable to a full year of Orcutt production included in 2005 results as well as the contribution of the former Nautilus properties for the period March 2 to December 31, 2005. Production for the former Nautilus properties was 2,260 boed for the period of March 2 to December 31, 2005 while production from Orcutt was 1,393 boed. The exit production rate for 2005 was approximately 7,450 boe per day.

The 2004 daily production figures in this section are for the June to December period.

Excluding the Orcutt acquisition, USOGP production increased by approximately 4percent or 158 boe per day in the period June 15 to December 31, 2004. The increase in base production is primarily attributable to drilling and optimization programs at West Pico and Santa Fe Springs offset by natural production declines. The Orcutt acquisition added 1,425 boe per day for the period October 4, to December 31, 2004.

Revenue and royalties
The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($1.0 million in 2005 and $0.6 million in 2004) on behalf of third parties.

USOGP	Year Ended December 31,

($ 000s, except per boe and mcf amounts)	2005	2004	% Change

Oil
Revenue	$146,306	$41,983	248
Realized loss on non-hedging derivative instrument	(16,323)	(425)	3,741
Royalties	(14,022)	(4,009)	250
Net revenue	$115,961	$37,549	209
Net revenue (per bbl)	$45.90	$47.72	(4)
Royalties as a percentage of revenue	9.6%	9.5%

Natural gas
Revenue	$7,101	$2,482	186
Royalties	(988)	-	-
Net revenue	$6,113	$2,482	146
Net revenue (per mcf)	$7.76	$8.00	(3)
Royalties as a percentage of revenue	13.9%	0.0%

Natural gas liquids
Revenue	$395	$223	77
Royalties	(9)	-	-
Net revenue	$386	$223	73
Net revenue (per bbl)	$44.05	$49.28	(11)
Royalties as a percentage of revenue	2.4%	0.0%

Total
Revenue	$153,802	$44,688	244
Realized loss on non-hedging derivative instrument	(16,323)	(425)	3,741
Royalties	(15,019)	(4,009)	275
Net revenue	$122,460	$40,254	204
Net revenue (per boe)	$45.93	$47.74	(4)
Royalties as a percentage of revenue	9.8%	9.0%

Royalty rates in the U.S. are significantly lower than in Canada.

Revenue for the year ended December 31, 2005 is $153.8 million or 244 percent higher than the period from June 16 to December 31, 2004. The increase is attributable to a full year of operations in 2005, increases in commodity prices as well as a full year of production from the Orcutt field acquired in October of 2004 and the Wyoming properties acquired in March of 2005. Net revenue is $122.5 million or 204 percent higher than the $40.3 million of net revenue in the period from June 16 to December 31, 2004. Increases in net revenue from a full year of operations, high commodity prices, production from the Orcutt field and the acquired Wyoming fields were offset by realized losses on non-hedging derivative instruments. Royalties as a percentage of revenue are up slightly as royalties on the acquired Wyoming properties are slightly higher than those incurred in Southern California operations.

Production expenses

	Year ended December 31,
USOGP
($ 000s, except per boe amounts)	2005	2004	% Change
Production expenses	$39,513	$13,173	200
Production expenses (per boe)	$14.82	$15.62	(5)

Production expenses increased $26.3 million or 200 percent to $39.5 million in the year ended December 31, 2005 compared to the period June 16 to December 31, 2004. The increase is attributable to a full year of operations from the Orcutt field acquisition in October of 2004 and the acquired Wyoming properties in March of 2005. Production expenses per boe for the year ended December 31, 2005 are $0.80 or five percent lower than the period June 16 to December 31, 2004. The decrease is primarily attributable to the addition of the former Nautilus properties in Wyoming. These properties have lower production expenses than the production from Southern California.

General and administrative

The following table does not incorporate the USOGP portion of non-cash unit based compensation expense associated with the USOGP unit appreciation rights plan and an internal management charge. A year to date non-cash expense for the unit appreciation rights plan and the internal management charge of $6.1 million and $1.7 million respectively has been recorded in 2005.

	Year ended December 31,
USOGP
($ 000s, except per boe amounts)	2005	2004	% Change
Cash general and administrative	$11,490	$4,113	179
Cash general and administrative per boe	$4.31	$4.88	(12)

Cash general and administrative expenses increased $7.4 million or 179 percent in the year ended December 31, 2005 compared to the period June 16 to December 31, 2005. This increase is primarily attributable to a full year of operations. Cash general and administrative expenses for the year ended December 31, 2005 declined $0.57 per boe or 12 percent compared to the period June 16 to December 31, 2004. This is primarily attributed to the additions of Orcutt and the former Nautilus properties which were acquired without a significant increase in cash general and administrative expenses.

Operating netback

	Year ended December 31,
USOGP
($ per boe)	2005	2004	% Change
USOGP oil equivalent netback per boe
Gross production revenue	$57.68	$53.00	9
Royalties	(5.63)	(4.76)	18
Operating costs	(14.82)	(15.62)	(5)
Field Operating Netback	$37.23	$32.62	14

Non-hedging derivative instruments	(6.12)	(0.50)	1,124
Operating netback after non-hedging derivative instruments	$31.11	$32.12	(3)

	Year ended December 31,
USOGP
($ per bbl)	2005	2004	% Change

USOGP crude oil and NGL's netback per bbl
Gross production revenue	$57.87	$53.33	9
Royalties	(5.54)	(5.07)	9
Operating costs	(14.82)	(15.62)	(5)
Field Operating Netback	$37.51	$32.64	15

Cash hedging	(6.44)	(0.54)	1,093
Operating netback after hedging	$31.07	$32.10	(3)

	Year ended December 31,
USOGP
($ per mcf)	2005	2004	% Change
USOGP natural gas netback per mcf
Gross production revenue	$9.01	$8.00	13
Royalties	(1.25)	-	-
Operating costs	(2.47)	(2.60)	(5)
Field and Operating Netback	$5.29	$5.40	(2)

USOGP operating netbacks remained strong throughout 2005 due to high commodity prices.

Income taxes and cash taxes

USOGP	Year ended December 31,

($ 000s)	2005	2004	% Change
Current and withholding taxes	$5,628	$1,201	369
Future income tax expense	18,320	-	-
	$23,948	$1,201	1,894

Current and withholding taxes include current U.S. federal and state income taxes as well as accrued or paid U.S. withholding taxes on distributions that have been or will be made from BreitBurn Energy LP to Provident. The 2005 future income tax expense of $18.3 million (2004 - nil) resulted from deduction of drilling costs for tax purposes in 2005 which are capitalized for accounting purposes and from changes to estimated tax pools.

Depletion, depreciation and accretion (DD&A)

	Year ended December 31,
USOGP
($ 000s, except per boe amounts)	2005	2004	% Change

DD&A	$25,553	$7,402	245
DD&A per boe	$9.58	$8.78	9

The USOGP’s DD&A rate is low due to the long-lived nature of the assets.

Depletion, depreciation and accretion expenses are significantly greater in 2005 than in 2004 due to the additions of the former Nautilus properties as well as Orcutt. Additionally, the 2004 period presented is from June 15 to December 31, 2004.

On a per boe basis the DD&A rate is up $0.80 or nine percent from 2004. This is primarily associated with the Nautilus properties, the reserves which were more expensive per boe due to the shorter reserve lives than the California properties and thus, slightly higher depletion, depreciation and accretion rates.

Capital expenditures

USOGP
	Year ended December 31,
($ 000s)	2005	2004

Capital expenditures - by category
Geological and geophysical	$4,608	$761
Drilling, recompletions, and workovers	29,470	10,421
Facilities and equipment	18,035	1,228
Other capital	784	-
Total additions	$52,897	$12,410

Property acquisitions	-	66,872
Property dispositions	$-	$-

USOGP capital expenditures for the year ended December 31, 2005 totaled $52.9 million. Of this total $38.7 million related to drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. $5.0 million was directed at optimization projects in Wyoming, $3.7 million was directed to the purchase of real estate adjacent to the West Pico facility, and $5.5 million was directed at optimization projects at smaller fields as well as office equipment.

USOGP capital expenditures for the year ended December 31, 2004 totaled $79.3 million, including property acquisitions. This includes $58.5 million for the Orcutt property acquisition, $3.1 million to increase BreitBurn’s working interest in certain wells at West Pico and Sawtelle, $7.3 million on drilling, optimization and facility upgrades at West Pico, $5.0 million on drilling, optimization and facility upgrades at Santa Fe Springs and $5.5 million on facility upgrades and optimization programs at other USOGP properties. Optimization capital was partially focused at returning previously uneconomic wells to production due to the high commodity price environment.

The capital expenditure budget for USOGP in 2006 is $51.0 million.

Midstream services and marketing business segment

NGL Acquisition

On December 13, 2005 Provident acquired NGL assets and the Kinetic marketing entity for $772.3 million, net of cash acquired, including $38.9 million of working capital that includes $85.5 million of inventory. The 2005 results incorporate the results of operations associated with these midstream assets since acquisition.

The assets
The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL). This is accomplished within two integrated systems and complementary assets. The Redwater system is comprised of three core assets:

o
100 percent ownership of the Redwater NGL Fractionation Facility, a 65,000 barrels per day (bbl/d) fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN and CP rail, two propane truck loading facilities, and six million gross barrels of salt cavern storage. The facility can process high-sulphur NGL streams and is one of only two facilities in western Canada capable of extracting ethane from the natural gas liquids stream.

o	43.3 percent ownership of the 38,500 bbl/d Younger NGL extraction plant located at Taylor in northeastern British Columbia that supplies 16,700 bbl/d of net NGLs for processing at Redwater.

o
100 percent ownership of the 565 kilometer proprietary Liquids Gathering System (“LGS”) that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina Peace Pipeline that extends the product delivery transportation network through to the Redwater fractionation facility.

The recently acquired Empress/Sarnia system is comprised of 5 core assets:

o
Approximately 2.0 Bcf/d of extraction capacity at Empress Alberta. This is the combination of 60 percent ownership of the 1.2 Bcf/d capacity Provident Empress NGL Extraction plant, 12.4 percent ownership in the 1.1 Bcf/d capacity ATCO Plant, 8.3 percent ownership in the 2.4 Bcf/d capacity Duke Plant and 33.0 percent ownership in the 2.7 Bcf/d capacity BP Empress 1 Plant.

o	100 percent ownership of a 50,000 bbl/d debutanizer at Empress Alberta.

o
50 percent ownership in the 130,000 bbl/d Kerrobert Pipeline and 2.5 mmbbl underground storage facility near Kerrobert, Saskatchewan which facilitates injection into the Enbridge Pipeline System. Along the Enbridge Pipeline System, Provident holds 18.3 percent ownership of 300,000 bbls of Superior Storage staging facility and 18.3 percent ownership of the 6,600 bbl/d Superior Depropanizer.

o
In Sarnia, Ontario, 10.3 percent ownership of an approximately 150,000 bbl/d fractionator, 1.7 mmbbl of raw product storage capacity and 18 percent of 5.0 mmbbl of finished product storage and rail, truck and pipeline terminalling.

o	49 percent interest in a partnership which owns the 6.9 mmbbl Marysville Underground Storage Terminal (MUST).

Complementary to the above assets is the following acquisition:

o	100 percent ownership of the NGL marketing group Kinetic, operating a fleet of approximately 700 rail cars and a propane distribution terminal at Lynchburg, Virginia.

The majority of the property, plant and equipment are depreciated over 40 years on a straight-line basis reflecting the long useful life of these assets.

Midstream and marketing services

Provident’s midstream services offer customers several types of services and contractual arrangements, which include:

Fee for service processing - (“Transportation and Fractionation - T&F”) In these arrangements, NGL owners (typically natural gas producers) deliver to Provident their NGLs and pay fees for the transportation, fractionation, short term storage and distribution of their NGL barrels. The NGL owner is responsible for marketing their product.

Marketing Services: This service involves NGL owners delivering their product to Provident with Provident taking title and paying the NGL owner an amount that is a delivery price of raw NGLs that is discounted to postings. The discounted purchase price that Provident pays for the product covers the costs of transportation, fractionation, storage, and marketing of the NGLs.

Storage: NGL owners pay fees to store their NGLs.

Transport and Distribution: NGL owners or purchasers pay fees to transport NGLs through the LGS pipeline and use rail and truck loading facilities at Redwater, Sarnia, Marysville and Lynchburg.

The contracts

At the Redwater facility, approximately 75 percent of the available capacity is contracted through fee-for-service or fixed margin arrangements with major oil and natural gas producers and petrochemical businesses. As a result of these contracts, approximately 68 percent of Redwater’s system capacity is contracted for 10 years or longer.

As with most Alberta straddle plants, all ethane produced from Provident’s collective Empress interests is sold under long term contracts.

Plant capacities and throughput

The Redwater facility (100 percent ownership) was constructed between 1996 and 1998. It is the most modern facility of its type in Canada and is currently designed for throughput capacity of 65,000 bpd of NGLs with an expectation to average approximately 63,000 bpd.

The Provident Empress plant (60 percent ownership) was commissioned in September 1996 and subsequently expanded in 1999 and 2003. It is one of the newest and most cost efficient facilities at Empress. The plant has a design capacity of 1.2 Bcf/d to extract ethane and propane-plus.

The BP Empress 1 plant (33 percent ownership) base plant was commissioned in 1971 with expansions commissioned in 1994 and 2005. The base plant has a capacity of 1.7 Bcf/d to extract ethane and propane-plus. The 1994 train addition has 1 Bcf/d capacity to extract propane-plus.

The Duke plant (8.3 percent ownership) was commissioned in 1964. It has a capacity of 2.4 Bcf/d. It has the following unique aspects (1) an airstrip; (2) treatment for ethane to remove CO2; (3) a Ferus CO2 plant hosted on a shared operating cost basis; (4) the only plant at the Empress Complex with full ethane-plus fractionation facilities; and (5) the ability to dispatch products by truck, rail, the IPF Jenner Pipeline, the Kerrobert Pipeline, and the PTC Pipeline.

The ATCO Plant (12.4 percent ownership) was commissioned in 1982, and expanded in 1999, and has an extraction capacity of 1.1 Bcf/d.

The Provident Debutanizer (100 percent ownership) was commissioned at the end of 2005. It has a design capacity of 50,000 bbl/d of propane-plus and will remove condensate currently delivered to the Kerrobert Pipeline.

The Kerrobert Pipeline (50 percent ownership) is an NEB regulated pipeline constructed in 1971 to deliver propane-plus product from the Empress Comples to Kerrobert Storage near Kerrobert, Saskatchewan. It has a capacity of 130,000 bbl/d. Kerrobert Storage was also developed in 1971 and has a design capacity of 2.5 mmbbls.

Superior Storage (18.3 percent ownership) has a design capacity of 300,000 bbls and was built to accommodate the change in shipping rates within the Enbridge Pipeline system.

The Superior Depropanizer was built in 1991 and is designed to process approximately 10,000 bbl/d of propane-plus and extract 6,600 bbl/d of propane.

Sarnia Fractionation (10.3 percent ownership) began operations in 1970. It has an average capacity of approximately 150,000 bbl/d.

Provident has a 49 percent partnership interest in the Marysville Partnership which owns the Marysville Underground Storage Terminal (“MUST”). This storage terminal has a capacity of approximately 6.9 MMbbls for raw and specification NGL product.

Operations - managed NGL volumes

In 2005, Provident Midstream managed approximately 64,740 bpd compared to 57,484 bpd in 2004 and closed the year with managed volumes of approximately 140,640 bpd. This includes activity from the newly acquired NGL assets since acquisition on December 13, 2005. In addition, throughput at Redwater has improved with the completion of an operating enhancement.

Revenues

2005 product sales and services revenues of $908.1 million after elimination of intersegment transactions, include product sales related to T&F processing and marketing, revenues generated through storage and distribution services and oil sales generated through oil marketing activities (2004 - $840.2 million). The increase in revenue is the result of the Midstream NGL Acquisition ($67.2 million of revenue in 2005) as well as higher product prices offset by the sale of certain crude oil marketing contracts on May 1, 2005. The majority of NGL revenues are earned pursuant to the long-term contracts and annual evergreen purchase and sales commitments.

Cost of goods sold

The cost of goods sold of $786.6 million for 2005 relates to NGL product sales revenue included in the product sales and services revenue, where Provident has purchased natural gas liquids and to oil purchased pursuant to oil marketing activities (2004 - $741.6 million). The increase in cost of goods sold is the result of the Midstream NGL Acquisition ($58.1 million cost of goods sold in 2005) as well as higher product prices offset by the sale of certain crude oil marketing contracts of May 1, 2005. The NGL costs would be applicable to the fixed margin contracts and a small percentage of volume delivered from the Younger facility on which Provident manages extraction economics. For 2005, the majority of the natural gas liquids were purchased pursuant to long-term contracts and annual evergreen purchase commitments which is consistent with previous years.

Product Margin

Product margin is the revenue less the cost of good sold and is representative of the margins obtained on marketed products, however it is affected by fee for service revenues that are grouped in with product sales and service revenues. In 2005, $121.5 million or a 13 percent product margin was generated on $908.1 million of product sales and service revenues compared to $98.5 million or a 12 percent product margin generated on $840.2 million of 2004 product sales and service revenues. The 2005 product margin would be expected to be higher than the 2004 which included the lower margin crude oil marketing activities. In future periods the product margin will be subject to a wider range of variability driven by the Midstream NGL Acquisition that increases exposure to extraction economics.

Fractionation Spread Support Program

As part of the Midstream NGL Acquisition, the vendor has agreed to provide a near-term fractionation spread support program. The program provides Provident with up to $75 million of support over the next two years if fractionation spreads are below historic levels. This program intended to ensure that Provident achieves the long-term average fractionation spreads which the NGL business has attained historically through to November 2007. This program is intended to provide consistent and stable cash flow and distributions for Unitholders. In certain circumstances, the vendor will have the ability to recover the amounts provided under the support program until October 31, 2008, if fractionation spreads exceed historic levels. Provident’s long term risk management strategy is focused on locking in fractionation spread margins, with the objective of stabilizing cash flow over the longer term.

The impact of the agreement on 2005 was a receipt of $5.2 million that resulted in a reduction in the cost of goods available for sale with no comparative for 2004.

Other expenses

The Redwater plant is still the newest and most cost effective compared to other North American facilities of this type. In 2005, operating costs of $36.4 million (2004 - $38.0 million) reflect cost reductions at the Younger NGL extraction plant. General and administrative expenses of $11.6 million for 2005 (2004 - $6.6 million), interest of $4.9 million for 2005 (2004 - $7.2 million), and depreciation of $11.8 million for 2005 (2004 - $9.6 million). Increases in general and administrative expenses reflect additional costs associated with a more competitive landscape affecting the cost of hiring and compensating employees and consultants as well as increases in rent, insurance and compliance and reporting costs. Increases in general and administrative expenses in 2005 resulted from allocation of costs in the fourth quarter resulting from the Midstream NGL Acquisition which was negotiated, announced and closed in fourth quarter 2005 and increased direct costs.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and cash flow from operations

For 2005, Provident’s Midstream business unit generated EBITDA of $70.7 million and cash flow from operations of $66.3 million. Actual EBITDA performance exceeded management’s 2005 EBITDA forecast of $40.0 million. These results compare to 2004 EBITDA of $50.1 million and cash flow of $42.6 million. The increase over 2004 is primarily due to stronger product premiums in 2005 as well as an increase in product prices over the period.

Management uses EBITDA to analyze the operating performance of the midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Gain on sale of marketing contracts

On May 1, 2005 the Trust disposed of certain crude oil marketing contracts for net proceeds of $5.5 million and recorded a gain of $5.2 million net of disposal costs. The sale of these contracts will not materially impact cash flows and has been recognized through the Midstream services and marketing segment. During 2004 the crude oil marketing business generated $203.0 million in revenues. For the four months period ended April 30, 2005 the crude oil marketing business generated $105.7 million in revenues. The sale of these contracts is not expected to have a material impact on the cash flow or net income of the Midstream segment.

Capital expenditures

Midstream capital expenditures, excluding corporate acquisitions, for 2005 totaled $18.2 million. $17.0 million of the capital was spent on new product handling facilities including the new condensate offloading and terminalling facilities recently announced as well as truck loading facilities and a rail yard expansion. The remainder of the capital was spent on pipeline integrity and on the Younger plant as well as on enhancing the overall efficient and safe operations of the fractionation plant. This compared to $3.0 million spent in 2004 on pipeline integrity, efficiency and safety projects and $0.7 million spent on product handling expansion.

Foreign ownership

Based on information received from our transfer agent and financial intermediaries in March 2006, an estimated 85 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its asset portfolio is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Related party
Property sale

On December 30, 2004, at the conclusion of a competitive process, Provident sold properties to a private company on whose board two of the directors of Provident sit and in which they own shares. The properties were sold for consideration of $3.5 million of which $0.5 million was cash and $3.0 million consisted of 10,000,000 common shares valued at $0.30 per share. The carrying value of these shares are included in investments on the balance sheet. The transaction was recorded at fair value.

Business prospects

Provident intends to execute a balanced portfolio strategy. In the COGP business internal development projects with a board approved capital budget of $55.0 million are planned. Acquisitions of interest in properties close to properties already owned or partially owned by Provident will be pursued. In the USOGP business internal development projects are planned with a board approved capital budget of $51.0 million. Major corporate or property acquisitions are and will be evaluated. In the Midstream Services business Provident will expand and build upon the business and evaluate additional infrastructure assets with a goal of adding quality assets at reasonable prices. The goal of these strategies is to maintain and increase per unit distributable cash flow and net asset value.

Critical accounting policies

Provident’s accounting policies are described in note 2 to the consolidated financial statements. Certain accounting policies are identified as critical accounting policies because they form an integral part of Provident’s financial position. They also require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain. These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident’s historical experience, management’s experience, and other factors that, in management’s opinion, are relevant and appropriate. Management assumptions may change over time, as further experience is gained or as operating conditions change.

Details of Provident’s critical accounting policies are as follows:

Property, plant and equipment

Provident follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Utilization of the full cost method of accounting requires the use of management estimates and assumptions for amounts recorded for depletion and depreciation of property, plant and equipment as well as for the ceiling test.

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident’s share of estimated total proved oil and natural gas reserve volumes before royalties. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value.

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions. Changes in underlying assumptions or economic conditions could have a material impact on Provident’s financial results. To mitigate these risks management utilizes McDaniel & Associates Consultants Ltd., an independent engineering firm, to evaluate Provident’s Canadian reserves. For Provident’s U.S. based assets management utilizes Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc., independent engineering firms, to evaluate reserves.

Estimates of future production, oil and natural gas prices and future costs used in the ceiling test are, by their very nature, subject to uncertainty and changes in underlying assumptions could have a material impact on Provident’s financial results.

Asset retirement obligation

Under the asset retirement obligation (ARO) standard, the fair value of asset retirement obligations is recorded as a liability on a discounted basis, when incurred. The value of the related assets are increased by the same amount as the liability and depreciated over the useful life of the asset. Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

Asset retirement obligation requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation. Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies. Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident’s financial results.

Change in accounting policies

The following change in accounting policy was adopted by Provident in 2005.

Exchangeable securities - non-controlling interest

The Canadian Institute of Chartered Accountants issued an amendment to EIC abstract 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Provident Acquisitions Inc. and Provident Energy Ltd. corporate subsidiaries of the Trust are considered under this standard to be transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $8.3 million and $35.9 million, respectively, on the Trust's consolidated balance sheet as at December 31, 2005 and December 31, 2004. Consolidated net income or loss has been adjusted for the earnings attributable to the non-controlling interest of $0.8 million for the year ended December 31, 2005 and $0.5 million for the year ended December 31, 2004. As at June 30, 2005 unitholders' equity was reduced by $11.2 million and non-controlling interest on the consolidated balance sheet increased by $13.0 million. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The retroactive application of this abstract as at December 31, 2004 was an accumulated loss of $1.5 million. The retroactive accumulated loss adjustments represent the cumulative net income attributable to the non controlling interest for prior periods. Cash flow was not affected by this change.

Recent accounting pronouncements

The following new accounting guidelines or standards are applicable to Provident but have not been implemented.

Financial Instruments, Hedges and Comprehensive Income

In 2005, the CICA issued Section 3855 “Financial instruments-recognition and measurement,” Section 3865 “Hedges,” and Section 1530 “Comprehensive Income.” Under these Sections, standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives have been established. The standards will require the majority of derivatives to be classified as held for trading and will be measured at fair value with gains and losses recognized in net income in the periods in which they arise unless they are part of a hedging relationship. For hedges, the existing requirements for hedge accounting under Accounting Guideline 13 “Hedging relationships” are maintained, with the majority of hedging relationships being stated at fair value with a gain or loss from remeasuring the foreign currency component of its carrying amount being recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. These new standards also require an entity to present comprehensive income and its components, as well as net income, in its financial statements. This will include certain gains or losses, including foreign currency translation and other amounts arising from changes in fair value. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Trust has not evaluated the effect that this standard might have on the consolidated financial statements.

Equity

In 2005, the CICA issued Section 3251 “Equity”. This Section replaces Section 3250 “Surplus” and establishes standards for the presentation of equity and changes in equity during the reporting period. The Section requires an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Trust has not evaluated the effect that this standard might have on the consolidated financial statements.

Non-Monetary Transactions

In 2005, the CICA issued Section 3831 “Non-Monetary Transactions”. In this new standard, a commercial substance test replaces the culmination of earnings test as criteria for fair value measurement. This new requirement is effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Trust does not expect the adoption of this abstract to have a material impact on its financial statements.

Conditional Asset Retirement Obligations

In 2005, the CICA issued EIC 159 “Conditional Asset Retirement Obligations”. This abstract clarifies that the term conditional asset retirement obligation as used in CICA 3110 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This abstract is to be applied retroactively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending after March 31, 2006. The Trust does not expect the adoption of this abstract to have a material impact on its financial statements.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

o	fluctuations in commodity price, exchange rates and interest rates;
o	government and regulatory risk in respect of royalty and income tax regimes;
o	operational risks that may affect the quality and recoverability of reserves;
o	geological risk associated with accessing and recovering new quantities of reserves;
o	transportation risk in respect of the ability to transport oil and natural gas to market;
o	capital markets risk and the ability to finance future growth;
o	marketability of oil and natural gas;
o	income tax legislation relating to income trusts; and
o	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

o
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

o
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

o	exposure to commodity price fluctuations;
o	regulatory intervention in determining processing fees and tariffs; and
o	reliance on significant customers.

Provident strives to minimize these business risks by:

o	employing and empowering management and technical staff with extensive industry experience;
o	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;
o	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
o	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution.
o	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;
o	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;
o	maintaining a low cost structure to maximize cash flow and profitability;
o	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;
o	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
o	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Unit trading activity

Provident has moved to the New York Stock Exchange as of December 16, 2005. The following table summarizes the unit trading activity of the Provident units for the four quarters ended December 31, 2005 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3	Q4
TSE - PVE.UN (Cdn$)
High	$12.60	$13.05	$14.29	$14.42
Low	$11.17	$11.82	$12.91	$12.29
Close	$11.98	$12.82	$14.14	$12.55
Volume (000s)	26,122	15,951	22,375	30,786
AMEX/NYSE - PVX (US$)
High	$10.40	$10.55	$12.19	$12.38
Low	$9.15	$9.48	$10.65	$10.37
Close	$9.89	$10.49	$12.19	$10.81
Volume (000s)	64,223	46,548	55,372	55,981
Additional information

Additional information concerning Provident can be accessed under Provident’s public filings at www.sedar.com and on Provident’s website at www.providentenergy.com.

Selected annual financial measures

($ 000s except per unit data)	2005	2004	2003
		Restated (1)	Restated (1)

Revenue (net of royalties and financial derivative instruments)	$1,360,274	$1,109,857	$406,329
Net income	96,926	21,225	22,497
Net income per unit-basic	0.61	0.19	0.35
Net income per unit-diluted	0.61	0.19	0.35
Total assets	2,792,270	1,813,582	1,142,955
Long-term financial liabilities (2)	925,737	472,712	389,755
Declared Distributions per unit	$1.44	$1.44	$2.06
(1) see note 3 to consolidated financial statements
(2) includes long term debt and asset retirement obligation

Quarterly table

($ 000s except for per unit amounts)	2005
	First	Second	Third	Fourth Quarter	YTD
	Quarter(1)	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$322,023	$300,504	$295,060	$442,687	$1,360,274
Cash flow	$64,137	$64,435	$86,318	$96,298	$311,188
Net income (loss)	$(2,783)	$26,822	$18,386	$54,501	$96,926
Net income (loss) per unit - basic and diluted	$(0.02)	$0.17	$0.11	$0.32	$0.61
Unitholder distributions	$51,734	$57,001	$59,333	$62,646	$230,714
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$100,447	$104,478	$124,073	$117,710	$446,708
Earnings before interest, DD&A, taxes and other non-cash items	$59,262	$63,584	$81,670	$73,976	$278,492

Cash flow	$48,937	$53,868	$74,139	$68,006	$244,950
Net income (loss)	$(15,046)	$14,681	$10,702	$30,437	$40,774

Midstream services and marketing
Cash revenue	$245,338	$186,635	$180,875	$293,034	$905,882
Earnings before interest, DD&A, taxes	$16,380	$11,765	$12,978	$29,566	$70,689
and other non-cash items
Cash flow	$15,200	$10,567	$12,179	$28,292	$66,238
Net income	$12,263	$12,141	$7,684	$24,064	$56,152

Operating
Oil and gas production
Light/medium oil (bpd)	14,388	15,891	15,583	14,051	14,979
Heavy oil (bpd)	5,547	4,644	4,075	3,195	4,358
Natural gas liquids (bpd)	1,756	1,454	1,523	1,653	1,596
Natural gas (mcfd)	80,466	79,126	75,523	73,363	77,095
Oil equivalent (boed)	35,102	35,177	33,768	31,126	33,782

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl	$49.32	$51.20	$62.95	$55.31	$54.69
(before hedges)
Light/medium oil per bbl	$40.93	$42.18	$49.82	$42.52	$43.90
(including hedges)
Heavy oil per bbl	$25.85	$26.03	$46.74	$28.62	$31.33
(before hedges)
Heavy oil per bbl	$25.78	$26.03	$46.74	$28.62	$31.31
(including hedges)
Natural gas liquids per barrel	$45.30	$47.75	$54.27	$49.44	$49.09
Natural gas per mcf	$6.76	$7.29	$8.43	$11.44	$8.43
(before hedges)
Natural gas per mcf	$6.74	$7.13	$8.03	$11.22	$8.23
(including hedges)

Midstream services and marketing
Managed volumes (bpd)	61,590	58,200	61,760	77,100	64,740
(1)Restated - note 3

Quarterly table

($ 000s except per unit amounts)	2004(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	YTD
					Total
Financial - consolidated
Revenue	$234,947	$218,304	$287,171	$369,435	$1,109,857
Cash flow	$36,269	$36,530	$54,076	$58,371	$185,246
Net income (loss)	$(5,995)	$(6,873)	$(4,221)	$38,314	$21,225
Net income (loss) per unit - basic and diluted	$(0.07)	$(0.07)	$(0.03)	$0.27	$0.19
Unitholder distributions	$31,036	$35,039	$46,489	$52,064	$164,628
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$54,865	$59,316	$89,129	$91,569	$294,879
Earnings before interest, DD&A, taxes and other non-cash items	$30,741	$34,974	$51,767	$50,498	$167,980
Cash flow	$26,386	$29,593	$44,825	$41,798	$142,602
Net income (loss)	$(9,761)	$(10,950)	$(17,356)	$27,490	$(10,577)

Midstream services and marketing
Cash revenue	$233,031	$218,388	$287,679	$288,768	$1,027,866
Earnings before interest, DD&A, taxes	$12,197	$8,945	$10,986	$17,957	$50,085
and other non-cash items					$
Cash flow	$9,883	$6,937	$9,251	$16,573	42,644
Net income	$3,766	$4,077	$13,135	$10,824	$31,802

Operating
Oil and gas production
Light/medium oil (bpd)	5,965	7,861	12,674	14,012	10,146
Heavy oil (bpd)	6,588	6,537	6,770	6,536	6,608
Natural gas liquids (bpd)	1,130	1,267	1,803	1,770	1,494
Natural gas (mcfd)	63,859	68,007	88,642	87,339	77,022
Oil equivalent (boed)	24,326	27,000	36,021	36,874	31,085

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl
(before hedges)	$39.00	$42.28	$48.59	$45.83	$45.01
Light/medium oil per bbl
(including hedges)	$26.15	$29.97	$38.00	$33.88	$33.29
Heavy oil per bbl
(before hedges)	$26.84	$28.26	$34.23	$25.33	$28.72
Heavy oil per bbl
(including hedges)	$22.80	$23.26	$25.72	$22.17	$23.51
Natural gas liquids per barrel	$37.03	$40.55	$40.88	$42.80	$40.68
Natural gas per mcf
(before hedges)	$6.40	$7.01	$6.47	$6.56	$6.60
Natural gas per mcf
(including hedges)	$6.31	$6.26	$6.05	$6.31	$6.23

Midstream services and marketing
Managed volumes (bpd)	67,279	51,393	58,400	52,870	57,484
(1) Restated - note 3